Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS THIRD QUARTER 2024 RESULTS

Diversified airport portfolio partially mitigated soft performance in Argentina resulting in a 4.2% decline in consolidated revenues ex-IFRIC12

Solid cash position totaling $511 million with Net Debt to LTM Adjusted EBITDA at 0.9x

Luxembourg, November 20, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, reported today its unaudited, consolidated results for the three and nine-month period ended September 30, 2024. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 22.

Third Quarter 2024 Highlights

▪	Consolidated Revenues ex-IFRIC12 of $404.7 million, decreased 4.2% year-over-year (YoY), reflecting decreases of 6.6% and 1.5% in Commercial Revenues and Aeronautical Revenues, respectively. Excluding rule IAS 29, consolidated revenues ex-IFRIC12 decreased 4.8% YoY to $404.6 million.

▪	Key operating metrics:

▪	3.9% decrease in passenger traffic to 21.3 million. Excluding Natal, passenger traffic decreased 1.5% YoY.

▪	4.4% increase in cargo volume to 96.8 thousand tons.

▪	4.3% decrease in aircraft movements, or 2.4%, excluding Natal.

▪	Operating Income of $100.9 million, down from $131.7 million in 3Q23.

▪	Adjusted EBITDA ex-IFRIC12 decreased 15.9% to $145.4 million, from $172.9 million in the year-ago period. Excluding rule IAS 29, Adjusted EBITDA ex-IFRIC12 decreased 21.4% to $144.8 million.

▪	Adjusted EBITDA margin ex-IFRIC12 of 35.9% compared to 40.9% in 3Q23, or 35.8% compared to 43.3% when excluding rule IAS 29.

▪	Strong cash position with Cash & Cash equivalents totaling $510.9 million as of September 2024.

▪	Net debt to LTM Adjusted EBITDA stood at 0.9x as of September 30, 2024, from 1.4x as of December 31, 2023.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “Our third-quarter results reflect the strength of our geographically diversified portfolio, which has enabled us to mitigate the macroeconomic challenges we faced in Argentina with positive performance in other regions. Revenues ex-IFRIC declined 4% year-over-year, in line with lower passenger volumes. Adjusted EBITDA saw a mid-teen decline from last year, driven mainly by Argentina’s macroeconomic challenges, which continued to impact domestic travel demand and operating costs. The weaker performance in duty-free sales this quarter was expected, as last year’s figures benefited from a favorable FX environment. By contrast, our operations in Uruguay, together with Brazil and Italy (ex one-off in 3Q23), demonstrated resilience and delivered strong growth and positive contributions to our EBITDA, reflecting the strength of our broader portfolio.

Our cash flow generation and healthy balance sheet provide a solid foundation, positioning us well to continue to support our operations and pursue strategic opportunities. We are progressing with the approvals for the Capex program in Armenia and the master plan for Florence Airport in Italy, while actively assessing new projects across different geographies. We are also undertaking several investment projects to further enhance commercial revenues, including a new covered parking facility at Carrasco Airport in Uruguay and the expansion of the duty-free area at Ezeiza Airport in Argentina.

I would like to take the opportunity to update on one recent event in Argentina. Effective November 1, the regulator approved a 124% increase, in nominal ARS, in the domestic passenger use fees applicable in AA2000, which will bolster our revenues.

Looking ahead, signs of stabilizing macro conditions, along with the recent increase in domestic passenger use fees, provide a more favorable environment. I would also like to highlight the strong international passenger numbers recorded in October.

Our long-term strategy remains unchanged. We will continue to deploy capital with discipline, investing in our operations to drive significant growth while opportunistically looking for accretive acquisition opportunities.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	3Q24 as reported		3Q23 as reported		% Var as reported	IAS 29 3Q24	3Q24 ex IAS 29	3Q23 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	21.3		22.2		-3.9%		21.3	22.2	-3.9%
Revenue	461.8		469.5		-1.6%	-1.0	462.8	473.7	-2.3%
Aeronautical Revenues	213.5		216.8		-1.5%	-0.5	214.1	218.7	-2.1%
Non-Aeronautical Revenues	248.3		252.7		-1.8%	-0.5	248.8	255.0	-2.4%
Revenue excluding construction service	404.7		422.5		-4.2%	0.1	404.6	424.9	-4.8%
Operating Income / (Loss)	100.9		131.7		-23.3%	-24.6	125.6	152.4	-17.6%
Operating Margin	21.9%		28.0%		-618	0.0%	27.1%	32.2%	-503
Net (Loss) / Income Attributable to Owners of the Parent	14.7		46.5		-68.4%	11.6	3.1	29.7	-89.6%
EPS (US$)	0.09		0.29		-68.5%	0.07	0.02	0.18	-89.6%
Adjusted EBITDA	146.3		172.7		-15.3%	0.6	145.6	184.0	-20.9%
Adjusted EBITDA Margin	31.7%		36.8%		-511	-	31.5%	38.9%	-738
Adjusted EBITDA Margin excluding Construction Service	35.9%		40.9%		-498	-	35.8%	43.3%	-756
Net Debt to LTM Adjusted EBITDA	0.9	x	1.6	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.0	x	1.6	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	9M24 as reported		9M23 as reported		% Var as reported	IAS 29 9M24	9M24 ex IAS 29	9M23 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	58.5		60.4		-3.2%		58.5	60.4	-3.2%
Revenue	1,369.9		1,273.8		7.5%	82.3	1,287.6	1,288.9	-0.1%
Aeronautical Revenues	659.1		590.0		11.7%	42.9	616.2	596.2	3.4%
Non-Aeronautical Revenues	710.7		683.8		3.9%	39.4	671.4	692.7	-3.1%
Revenue excluding construction service	1,213.2		1,136.2		6.8%	73.9	1,139.3	1,145.5	-0.5%
Operating Income / (Loss)	336.0		344.0		-2.3%	-35.8	371.9	402.5	-7.6%
Operating Margin	24.5%		27.0%		-248	-	28.9%	31.2%	-235
Net (Loss) / Income Attributable to Owners of the Parent	244.9		147.6		66.0%	-176.5	421.4	82.9	408.1%
EPS (US$)	1.52		0.92		65.9%	-1.10	2.62	0.52	407.8%
Adjusted EBITDA	469.3		464.1		1.1%	36.4	432.9	476.9	-9.2%
Adjusted EBITDA Margin	34.3%		36.4%		-218	-	33.6%	37.0%	-338
Adjusted EBITDA Margin excluding Construction Service	38.5%		40.7%		-215	-	37.8%	41.5%	-363
Net Debt to LTM Adjusted EBITDA	0.9	x	1.6	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.0	x	1.6	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

3Q24 Operating Performance

Passenger Traffic

Total passenger traffic declined by 3.9% year-over-year (YoY) to 21.3 million passengers, or 1.5% when adjusted for the discontinuation of the Natal airport, effective February 19, 2024, as part of a friendly termination process agreed upon with the Brazilian government. On a sequential basis, traffic improved from the 7.8% decline (or 5.4% ex-Natal) reported in the prior quarter. Domestic passenger traffic decreased by 12.7% YoY, or 8.9% when excluding Natal, primarily due to weaker performance in Argentina. However, international traffic increased by 6.3%, mainly driven by strong performances in Argentina, Italy and Uruguay.

Passenger traffic in Argentina declined by 6.2% YoY but improved sequentially from the 11.6% drop observed in the second quarter. The YoY decrease was primarily driven by weaker performance in domestic traffic, partially offset by growth in international travel. Domestic traffic declined by 11.3% YoY, reflecting a difficult comparison as travel demand last year benefited from incentives provided by the 'Previaje' government program aimed at boosting domestic tourism, which did not take place this year. Domestic traffic remained impacted by the ongoing recession in the country, though certain tourist destinations, such as Bariloche, Iguazú, and Mendoza, performed well during the quarter. International passenger traffic rose by 9.9% YoY in the third quarter, benefiting from the gradual resumption of routes and increased flight frequencies. During the quarter, Aerolíneas Argentinas launched new routes between Córdoba-Rio de Janeiro and Córdoba-Punta Cana, while Gol, Copa, and Avianca increased frequencies on some routes.

In Italy, passenger traffic increased by 6.0% YoY to 2.9 million passengers. International traffic, which accounted for over 80% of total traffic, increased by 6.6% YoY, supported by strong performances at both Pisa and Florence airports. Domestic passenger traffic growth of 3.4% YoY was driven by a 5.5% increase at Pisa airport, partially offset by a 1.6% decline at Florence airport.

In Brazil, total passenger traffic decreased by 6.8% YoY, but increased by 6.2% YoY, when adjusting for the discontinuation of Natal Airport. These results reflect an improvement in traffic trends despite the still challenging aviation context and aircraft constraints in the country, along with the positive impact of the temporary closure of Porto Alegre airport. Domestic traffic, which accounted for 55% of total traffic, was down 20.5% YoY, or 3.4% when excluding Natal, while transit passengers were up 18.7% YoY. As a reminder, following the friendly termination process concluded in the first quarter of 2024, effective February 19, 2024 CAAP no longer operates Natal Airport. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, where air traffic is primarily international, passenger numbers continued to recover, increasing by 14.8% YoY to 0.6 million, supported by new routes and additional frequencies introduced by JetSMART and SKY in the previous quarter. During the third quarter, both SKY and LATAM Airlines announced the resumption of their routes Montevideo–Rio de Janeiro and Punta del Este–Santiago de Chile, respectively, for the summer season. Additionally, American Airlines confirmed it would resume its Montevideo–Miami route, with three weekly flights beginning in November.

Passenger traffic in Armenia decreased by 2.3% YoY to 1.7 million passengers against a strong performance in 2023, which benefited from the introduction of new airlines and a higher number of flight frequencies.

In Ecuador, total passenger traffic decreased by 3.6% YoY to 1.2 million passengers, as higher international traffic was more than offset by a weak performance in domestic travel. International passenger traffic increased by 2.8% YoY, while domestic traffic decreased by 9.7% YoY, mainly impacted by the exit of local airline Equair in October 2023 and high airfare prices affecting travel demand.

Cargo Volume

Cargo volume increased by 4.4% YoY in the third quarter of 2024, with positive YoY contributions from Armenia (+14.4%), Italy (+12.0%), Uruguay (+5.5%), Argentina (+4.5%) and Ecuador (+3.4%), partially offset by a 2.6% YoY decline in Brazil. Argentina, Brazil, and Armenia together accounted for 80% of the total cargo volume in the quarter.

Aircraft Movements

Total aircraft movements decreased by 4.3% YoY in the third quarter of 2024, with negative YoY contributions from Armenia (-10.8%), Brazil (-5.6%), Argentina (-5.3%) and Ecuador (-2.5%), partially offset by positive YoY variances in Uruguay (+6.2%) and Italy (+1.5%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in the quarter.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 35 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	3Q24	3Q23	% Var. ('24 vs '23)
Domestic Passengers (in thousands)	10,628	12,177	-12.7%
International Passengers (in thousands)	8,723	8,208	6.3%
Transit Passengers (in thousands)	1,985	1,816	9.4%
Total Passengers (in thousands)	21,336	22,201	-3.9%
Cargo Volume (in thousands of tons)	96.8	92.7	4.4%
Total Aircraft Movements (in thousands)	215.5	225.2	-4.3%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.

	(thousands)			(tons)
Argentina	10,764	11,478	-6.2%	50,052	47,879	4.5%	113,582	119,893	-5.3%
Italy	2,924	2,759	6.0%	3,072	2,744	12.0%	25,791	25,410	1.5%
Brazil	4,097	4,398	-6.8%	16,462	16,897	-2.6%	37,505	39,750	-5.6%
Uruguay	561	489	14.8%	7,796	7,393	5.5%	6,992	6,586	6.2%
Ecuador (1)	1,242	1,288	-3.6%	8,687	8,397	3.4%	19,516	20,011	-2.5%
Armenia	1,748	1,788	-2.3%	10,727	9,373	14.4%	12,110	13,573	-10.8%
TOTAL	21,336	22,201	-3.9%	96,797	92,683	4.4%	215,496	225,223	-4.3%

1)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Revenues

Consolidated Revenues decreased by 1.6% YoY to $461.8 million in 3Q24. Excluding Construction Services and the impact of IAS 29, revenues decreased by 4.8% YoY to $404.6 million. This decrease was primarily due to lower commercial revenues in Argentina, particularly in Duty Free and Cargo, along with lower fuel-related revenues in Armenia and reduced aeronautical revenues in Italy, which had benefited last year from a favorable ruling that provided a one-time $5.8 million tariff adjustment for previous years. Partially offsetting this decline were revenue growth in Uruguay and strong commercial revenue performance in Italy.

The following table shows revenue performance by country. More detail on the performance of CAAP´s countries of operations can be found on page 11.

Revenues by Segment (in US$ million)

Country	3Q24 as reported	3Q23 as reported	% Var as reported	IAS 29	3Q24 ex IAS 29	3Q23 ex IAS 29	% Var ex IAS 29
Argentina	238.6	246.3	-3.1%	-1.0	239.6	250.5	-4.3%
Italy	42.2	43.2	-2.4%	-	42.2	43.2	-2.4%
Brazil	27.3	29.1	-6.2%	-	27.3	29.1	-6.2%
Uruguay	47.1	40.2	17.0%	-	47.1	40.2	17.0%
Armenia	77.5	82.1	-5.6%	-	77.5	82.1	-5.6%
Ecuador (1)	29.0	28.2	2.9%	-	29.0	28.2	2.9%
Unallocated	0.2	0.4	-62.4%	-	0.2	0.4	-62.4%
Total consolidated revenue (2)	461.8	469.6	-1.6%	-1.0	462.8	473.7	-2.3%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues decreased 6.3% YoY in Argentina (or 7.4% excluding IAS29), 6.8% in Brazil, 7.1% in Italy and 6.4% in Armenia; and increased 17.2% in Uruguay and 2.9% in Ecuador.

Revenue Breakdown (in US$ million)

	3Q24 as reported	3Q23 as reported	% Var as reported	IAS 29	3Q24 ex IAS 29	3Q23 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	213.5	216.8	-1.5%	-0.5	214.1	218.7	-2.1%
Non-aeronautical Revenue	248.3	252.7	-1.8%	-0.5	248.8	255.0	-2.4%
Commercial revenue	190.3	203.8	-6.6%	0.6	189.7	204.3	-7.2%
Construction service revenue (1)	57.1	47.0	21.4%	-1.1	58.2	48.8	19.3%
Other revenue	0.9	1.9	-52.3%	0.0	0.9	1.9	-52.3%
Total Consolidated Revenue	461.8	469.6	-1.6%	-1.0	462.8	473.7	-2.3%
Total Revenue excluding Construction Service revenue (2)	404.7	422.5	-4.2%	0.1	404.6	424.9	-4.8%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 46.2% of total revenues, decreasing by 1.5% YoY to $213.5 million, or by 2.1% YoY to $214.1 million when excluding the effects of IAS 29. This decline was mainly due to reduced aircraft fees in Italy, which last year included a one-time tariff adjustment for previous years. In Argentina, aeronautical revenues declined by 0.5%, or by 1.7% excluding IAS 29, while in Brazil, they fell by 14.0%, aligned with a decrease in passenger traffic. In contrast, aeronautical revenues in Uruguay rose by 21.6%, driven by increased YoY passenger traffic, and by 0.8% in Ecuador due to higher tariffs.

Non-Aeronautical Revenues accounted for 53.8% of total revenues and decreased by 1.8% YoY to $248.3 million, or by 2.4% YoY to $248.8 million when excluding the impact of IAS 29. Commercial revenues decreased by 6.6%, or $13.5 million, as lower Warehouse use fees (Cargo) and Duty-free revenues in Argentina, together with lower Fuel revenues in Armenia, more than offset improvements in VIP lounges, Parking facilities, Catering and Advertising. Construction service revenue increased by 21.4%, or $10.0 million, mainly due to higher capital expenditures in Argentina.

Operating Costs and Expenses

In 3Q24, Total Costs and Expenses, excluding Construction Service Costs, increased 5.4% YoY to $312.4 million, or 3.4% to $287.6 when excluding IAS 29. This increase was mainly driven by higher Maintenance expenses, primarily in Argentina, combined with higher Salaries and social security contributions, Amortization and depreciation, and SG&A expenses.

Cost of Services increased 8.6% YoY to $319.8 million, or 6.8% to $296.5 million when excluding the impact of rule IAS29, mainly as a result of the following increases:

▪	19.2%, or $9.1 million, in Construction service costs due to higher Capex,

▪	24.6%, or $8.8 million, in Maintenance expenses,

▪	11.7%, or $4.6 million, in Amortization and depreciation,

▪	5.5%, or $3.2 million, in Salaries and social security contributions, resulting from inflation increases that surpassed currency depreciation in Argentina, and

▪	22.9%, or $3.7 million, in Services and fees.

This was partially offset by a 15.8% decline in Cost of fuel, mainly in Armenia, and a 1.7% decline in Concession fees.

Excluding Construction service costs, Cost of services increased 6.6% YoY to $263.6 million, or 4.6% to $239.2 million excluding IAS 29, mainly reflecting the aforementioned increases in Maintenance expenses, Salaries, A&D and Services and fees.

Selling, General and Administrative Expenses (“SG&A”) increased 13.3% YoY, to $47.1 million in 3Q24, mainly as a result of higher Services and fees and Salaries and social security contributions. Excluding the impact of rule IAS 29, SG&A expenses increased 11.9% to $46.8 million.

Other Expenses totaled $1.6 million in 3Q24 compared to $7.4 million in 3Q23.

Costs and Expenses (in US$ million)

	3Q24 as reported	3Q23 as reported	% Var as reported	IAS 29	3Q24 ex IAS 29	3Q23 ex IAS 29	% Var ex IAS 29
Cost of Services	319.8	294.6	8.6%	23.3	296.5	277.7	6.8%
Salaries and social security contributions	61.1	57.9	5.5%	-0.3	61.4	58.3	5.4%
Concession fees	50.7	51.5	-1.7%	-0.1	50.8	52.0	-2.4%
Construction service cost	56.2	47.1	19.2%	-1.1	57.3	48.9	17.2%
Maintenance expenses	44.8	36.0	24.6%	-0.2	45.0	36.5	23.5%
Amortization and depreciation	44.1	39.5	11.7%	25.0	19.1	19.5	-2.2%
Other	63.0	62.6	0.7%	0.0	63.0	62.6	0.7%
Cost of Services Excluding Construction Service cost	263.6	247.4	6.6%	24.4	239.2	228.8	4.6%
Selling, general and administrative expenses	47.1	41.6	13.3%	0.3	46.8	41.8	11.9%
Other expenses	1.6	7.4	-78.2%	0.0	1.6	7.5	-78.6%
Total Costs and Expenses	368.6	343.5	7.3%	23.6	345.0	327.0	5.5%
Total Costs and Expenses Excluding Construction Service cost	312.4	296.4	5.4%	24.7	287.6	278.1	3.4%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

During 3Q24, CAAP reported an Adjusted EBITDA of $146.3 million and an Adjusted EBITDA ex-IFRIC12 of $145.4 million, declining from $172.9 million in the year-ago period. Strong contributions from Brazil and Uruguay partially offset Argentina’s year-over-year underperformance, mainly impacted by a decrease in Domestic passenger traffic, lower Cargo and Duty-free revenues, and an inflation rate above currency devaluation, which exerted pressure on EBITDA levels. In Brazil, Adjusted EBITDA in 3Q24 benefited from the reversal of a $2.1 million provision (recorded as Other Operating Income) that had been set in the fourth quarter of 2023 in anticipation of a potential reduction in the economic re-equilibrium, which ultimately did not occur. In Italy, Adjusted EBITDA ex-IFRIC12 declined 19.6% YoY despite the 6.0% increase in traffic, as last year Adjusted EBITDA benefited from a $5.8 million one-time tariff adjustment for previous years. Excluding the impact of IFRS rule IAS 29, Adjusted EBITDA ex-IFRIC12 decreased 21.4% YoY to $144.8 million. Adjusted EBITDA margin, ex-IFRIC12, contracted 5.0 percentage points to 35.9% from 40.9% in 3Q23, or 7.5 percentage points to 35.8% from 43.3%, when also excluding IAS 29, as margin expansion in Brazil, Armenia and Uruguay, was more than offset by lower margin in Argentina, Italy and Ecuador.

Adjusted EBITDA by Segment (in US$ million)

	3Q24 as reported	3Q23 as reported	% Var as reported	IAS 29	3Q24 ex IAS 29	3Q23 ex IAS 29	% Var ex IAS 29
Argentina	60.2	88.7	-32.1%	0.6	59.6	100.0	-40.4%
Italy	16.6	19.5	-14.9%	-	16.6	19.5	-14.9%
Brazil	12.7	9.0	40.8%	-	12.7	9.0	40.8%
Uruguay	15.0	12.6	19.1%	-	15.0	12.6	19.1%
Armenia	34.0	34.8	-2.3%	-	34.0	34.8	-2.3%
Ecuador	8.8	9.1	-3.5%	-	8.8	9.1	-3.5%
Unallocated	-1.0	-1.0	4.0%	-	-1.0	-1.0	4.0%
Total segment EBITDA	146.3	172.7	-15.3%	0.6	145.6	184.0	-20.9%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	3Q24 as reported	3Q23 as reported	% Var as reported	IAS 29	3Q24 ex IAS 29	3Q23 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	0.7	52.7	-98.8%	-14.8	15.5	35.8	-56.8%
Financial Income	-15.9	-25.4	-37.3%	159.4	-175.3	-55.5	216.1%
Financial Loss	31.8	66.7	-52.2%	-204.7	236.6	255.8	-7.5%
Inflation adjustment	3.2	19.2	-83.6%	2.8	0.3	0.8	-59.4%
Income Tax Expense	80.6	18.5	335.7%	32.7	48.0	-84.6	-156.7%
Amortization and Depreciation	45.9	41.1	11.7%	25.3	20.6	31.7	-34.9%
Adjusted EBITDA	146.3	172.7	-15.3%	0.6	145.6	184.0	-20.9%
Adjusted EBITDA Margin	31.7%	36.8%	-512	-	31.5%	38.9%	-739
Adjusted EBITDA excluding Construction Service	145.4	172.9	-15.9%	0.6	144.8	184.2	-21.4%
Adjusted EBITDA Margin excluding Construction Service	35.9%	40.9%	-498	-	35.8%	43.3%	-756

Financial Income and Loss

CAAP reported a Net financial loss of $19.1 million in 3Q24 compared to a loss of $60.5 million in 3Q23. This improvement was mainly driven by higher year-over-year foreign exchange transaction gains in Argentina, due to the impact of lower devaluation than inflation on the net liability monetary position, combined with a positive variance in inflation adjustment. This was partially offset by slightly higher net interest expenses. Had IAS 29 not been applied, CAAP would have reported a net financial loss of $61.6 million in 3Q24, compared to a loss of $201.1 million in the year-ago period.

	3Q24 as reported	3Q23 as reported	% Var as reported	IAS 29	3Q24 ex IAS 29	3Q23 ex IAS 29	% Var ex IAS 29
Financial Income	15.9	25.4	-37.3%	-159.4	175.3	55.5	216.1%
Interest income	12.3	22.7	-45.8%	-0.2	12.4	22.9	-45.7%
Foreign exchange income	0.6	0.9	-34.5%	-159.1	159.6	30.8	419.0%
Other	3.0	1.8	69.7%	-0.2	3.2	1.8	80.4%
Inflation adjustment	-3.2	-19.2	-83.6%	-2.8	-0.3	-0.8	-59.4%
Inflation adjustment	-3.2	-19.2	-83.6%	-2.8	-0.3	-0.8	-59.4%
Financial Loss	-31.8	-66.7	-52.2%	204.7	-236.6	-255.8	-7.5%
Interest Expenses	-25.0	-24.5	2.1%	0.1	-25.1	-24.9	0.9%
Foreign exchange transaction expenses	13.3	-18.0	-173.7%	204.4	-191.1	-206.7	-7.5%
Changes in liability for concessions	-18.8	-21.8	-13.7%	-	-18.8	-21.8	-13.7%
Other expenses	-1.3	-2.4	-44.2%	0	-1.5	-2.5	-37.5%
Financial Loss, Net	-19.1	-60.5	-68.4%	42.5	-61.6	-201.1	-69.4%

See “Use of Non-IFRS Financial Measures” on page 22.

Income Tax Expense

During 3Q24, the Company reported an income tax expense of $80.6 million versus $18.5 million in 3Q23. Excluding the impact of IAS 29, CAAP reported an income tax expense of $48.0 million in 3Q24, compared to a tax benefit of $84.6 million in the year-ago quarter.

Net Income and Net Income Attributable to Owners of the Parent

During 3Q24, CAAP reported Net Income of $0.7 million, compared to $52.7 million in 3Q23. This decrease was primarily driven by lower operating income and higher income tax expenses, partially offset by the aforementioned year-over-year increase in foreign exchange net gains and, to a lesser extent, a positive variation in inflation adjustment results.

In 3Q24, the Company reported Net Income Attributed to Owners of the Parent of $14.7 million and earnings per common share of $0.09, compared with Net Income Attributable to Owners of the Parent of $46.5 million in 3Q23, equivalent to earnings per common share of $0.29.

Consolidated Financial Position

As of September 30, 2024, cash and cash equivalents amounted to $510.9 million, an increase of 16.3% from the $439.4 million reported as of June 30, 2024, and an increase of 38.1% from the $369.8 million reported as of December 31, 2023. Total liquidity as of September 30, 2024, which includes cash and cash equivalents as well as other current financial assets, totaled $604.9 million, compared to $548.5 million as of June 30, 2024, and $457.9 million as of December 31, 2023.

Total Debt at the close of 3Q24 decreased 7.9%, or $105.3 million, to $1,228.0 million, from $1,333.2 million as of December 31, 2023, mainly due to debt reductions in Argentina, Brazil, Armenia and Italy. A total of $878.2 million, or 71.5% of total debt is denominated in U.S. dollars, while $181.8 million, or 14.8% is denominated in Brazilian Reals, and $168.0 million, or 13.7%, is in Euros.

The Net Debt to LTM Adjusted EBITDA ratio declined to 0.9x as of September 30, 2024, from 1.4x as of December 2023, reflecting reduced net debt levels as well as higher LTM Adjusted EBITDA. Excluding impairment of intangible assets, the Net Debt to LTM Adjusted EBITDA ratio stood at 1.0x. As of September 30, 2024, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Sep 30, 2024	As of Dec 31, 2023
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	1.5x	2.0x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	0.9x	1.4x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	1.0x	1.7x
Total Debt	1,228.0	1,333.2
Short-Term Debt	183.1	199.7
Long-Term Debt	1,044.9	1,133.5
Cash & Cash Equivalents	510.9	369.8
Total Net Debt[3]	717.1	963.4

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of September 30, 2024 was $809.8 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of September 30, 2024 was $706.9 million.

Total Debt by Segment (in US$ million)

	As of Sep 30, 2024	As of Dec 31, 2023
Argentina	602.6	646.1
Italy (1)	168.1	179.2
Brazil (2)	181.8	213.9
Uruguay (3)	269.0	269.8
Armenia	-	13.2
Ecuador	6.5	11.0
Total	1,228.0	1,333.2

1 Of which approximately $100.2 million remain at Toscana Aeroporti level.

2 At Inframérica Concessionaria do Aeroporto de Brasilia level.

3 Of which approximately $252.2 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	265.7	176.3	562.7	677.6	1,682.3

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings – Breakdown by segment (in USD) as of September 30, 2024:

Segment		Currency	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	85.8	67.0	253.9	204.6	611.4
	Interest	USD	41.4	37.4	80.9	18.0	177.7
Italy	Principal	EUR	67.2	-	8.8	91.2	167.3
	Interest	EUR	8.4	6.5	19.3	5.9	40.2
Brazil	Principal	R$	11.0	12.6	49.1	108.5	181.1
	Interest	R$	17.8	16.7	41.1	25.7	101.3
Uruguay	Principal	USD	10.4	16.9	64.0	182.7	274.0
	Interest	USD	18.4	17.7	45.5	40.9	122.4
Ecuador	Principal	USD	4.8	1.6	-	-	6.4
	Interest	USD	0.4	0.1	-	-	0.5
Total			265.7	176.3	562.7	677.6	1,682.3

Cash & Cash Equivalent by Segment (in US$ million)

	As of Sep 30, 2024	As of Dec 31, 2023
Argentina	112.3	91.2
Italy (1)	27.0	34.8
Brazil (2)	82.7	65.8
Uruguay	42.1	35.9
Armenia	39.5	39.0
Ecuador	3.5	16.1
Intermediate holding Companies	203.8	86.9
Total	510.9	369.8

1 Of which approximately $20.1 million remain at Toscana Aeroporti level.

2 At Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 3Q24, CAAP made capital expenditures of $58.0 million, a 21.7% YoY increase from $47.7 million in 3Q23. Excluding IAS 29, capital expenditures amounted to $58.3 million in the quarter, with Argentina and Uruguay accounting for 70% and 17%, respectively. The latter included investments related to the airports incorporated through the extension of the Puerta del Sur concession agreement in November 2021.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for Aeropuertos Argentina (AA), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 3Q24.

	3Q24 as reported	3Q23 as reported	% Var as reported	IAS 29	3Q24 ex IAS 29	3Q23 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	7.2	8.1	-11.3%		7.2	8.1	-11.3%
International Passengers (in millions) (1)	3.3	3.0	9.9%		3.3	3.0	9.9%
Transit Passengers (in millions) (1)	0.3	0.4	-21.9%		0.3	0.4	-21.9%
Total Passengers (in millions) (1)	10.8	11.5	-6.2%		10.8	11.5	-6.2%
Cargo Volume (in thousands of tons)	50.1	47.9	4.5%		50.1	47.9	4.5%
Total Aircraft Movements (in thousands)	113.6	119.9	-5.3%		113.6	119.9	-5.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	110.6	111.2	-0.5%	-0.5	111.1	113.0	-1.7%
Non-aeronautical revenue	128.0	135.1	-5.3%	-0.5	128.5	137.4	-6.5%
Commercial revenue	88.2	101.1	-12.7%	0.6	87.6	101.6	-13.8%
Construction service revenue	39.7	34.0	16.7%	-1.1	40.9	35.8	14.1%
Total Revenue	238.6	246.3	-3.1%	-1.0	239.6	250.4	-4.3%
Total Revenue Excluding IFRIC12(2)	198.9	212.2	-6.3%	0.1	198.8	214.6	-7.4%
Cost of Services	185.6	159.0	16.7%	23.3	162.3	142.1	14.2%
Selling, general and administrative expenses	24.8	20.2	23.0%	0.3	24.5	20.5	19.9%
Other expenses	1.2	7.1	-82.4%	0.0	1.2	7.2	-82.8%
Total Costs and Expenses	211.6	186.2	13.6%	23.6	188.0	169.7	10.8%
Total Costs and Expenses Excluding IFRIC12(3)	172.0	152.2	13.0%	24.7	147.2	133.9	10.0%
Adjusted Segment EBITDA	60.2	88.7	-32.1%	0.6	59.6	100.0	-40.4%
Adjusted Segment EBITDA Mg	25.2%	36.0%	-1,078	-	24.9%	39.9%	-1,507
Adjusted EBITDA Margin excluding IFRIC 12(4)	30.2%	41.8%	-1,153	-	29.9%	46.6%	-1,663
Capex	40.6	33.3	22.1%	-0.3	40.9	35.0	16.7%

1)	See Note 1 in Table "Operating & Financial Highlights”.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	9M24 as reported	9M23 as reported	% Var as reported	IAS 29	9M24 ex IAS 29	9M23 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	20.1	22.4	-10.2%		20.1	22.4	-10.2%
International Passengers (in millions) (1)	9.5	8.5	11.7%		9.5	8.5	11.7%
Transit Passengers (in millions) (1)	1.0	1.1	-6.8%		1.0	1.1	-6.8%
Total Passengers (in millions) (1)	30.6	32.0	-4.3%		30.6	32.0	-4.3%
Cargo Volume (in thousands of tons)	144.1	138.6	4.0%		144.1	138.6	4.0%
Total Aircraft Movements (in thousands)	328.2	343.0	-4.3%		328.2	343.0	-4.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	380.0	325.6	16.7%	42.9	337.1	331.7	1.6%
Non-aeronautical revenue	397.1	384.0	3.4%	39.4	357.8	392.9	-8.9%
Commercial revenue	278.7	276.8	0.7%	30.9	247.8	279.9	-11.4%
Construction service revenue	118.4	107.2	10.4%	8.4	110.0	113.0	-2.7%
Total Revenue	777.2	709.6	9.5%	82.3	694.9	724.7	-4.1%
Total Revenue Excluding IFRIC12(2)	658.8	602.4	9.4%	73.9	584.9	611.6	-4.4%
Cost of Services	541.6	457.7	18.3%	111.8	429.8	413.5	3.9%
Selling, general and administrative expenses	72.3	59.5	21.4%	7.5	64.7	60.4	7.1%
Other expenses	4.1	8.1	-49.1%	0.6	3.5	8.2	-57.6%
Total Costs and Expenses	618.0	525.2	17.7%	120.0	498.0	482.1	3.3%
Total Costs and Expenses Excluding IFRIC12(3)	499.8	418.1	19.5%	111.5	388.3	369.2	5.2%
Adjusted Segment EBITDA	255.6	267.1	-4.3%	36.4	219.2	279.9	-21.7%
Adjusted Segment EBITDA Mg	32.9%	37.6%	-476	-	31.5%	38.6%	-707
Adjusted EBITDA Margin excluding IFRIC 12(4)	38.8%	44.3%	-556	-	37.4%	45.7%	-828
Capex	118.5	107.7	10.0%	14.4	104.0	113.5	-8.3%

5)	See Note 1 in Table "Operating & Financial Highlights”.
6)	Excludes Construction Service revenue.
7)	Excludes Construction Service cost.
8)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic declined by 6.2% YoY but improved sequentially from the 11.6% drop observed in the second quarter. The YoY decrease was primarily driven by weaker performance in domestic traffic, partially offset by growth in international travel. Domestic traffic declined by 11.3% YoY, reflecting a difficult comparison as travel demand last year benefited from incentives provided by the 'Previaje' government program aimed at boosting domestic tourism, which did not take place this year. Domestic traffic remained impacted by the ongoing recession in the country, though certain tourist destinations, such as Bariloche, Iguazú, and Mendoza, performed well during the quarter. International passenger traffic rose by 9.9% YoY in the third quarter, benefiting from the gradual resumption of routes and increased flight frequencies. During the quarter, Aerolíneas Argentinas launched new routes between Córdoba-Rio de Janeiro and Córdoba-Punta Cana, while Gol, Copa, and Avianca increased frequencies on some routes.

Revenues decreased by 3.1% YoY to $238.6 million in 3Q24 on an ‘as reported’ basis, primarily due to a 12.7% decline in Commercial revenues, while Aeronautical revenues decreased by 0.5%. Construction service revenue increased by 16.7% YoY, reflecting higher Capex during the reported quarter. Excluding the impact of IAS 29, revenues declined by 4.3% to $239.7 million, or by 7.4% to $198.8 million when also excluding IFRIC 12.

•	Aeronautical Revenues ex-IAS29 decreased by 1.7% YoY, in line with lower activity in domestic passenger traffic, coupled with a YoY reduction in domestic passenger fees measured in U.S. dollars. Starting November 1, 2024, domestic passenger fees in Argentina increased 124% to ARS5,685 from ARS2,540.

•	Commercial Revenues ex-IAS29 decreased by 13.8% YoY, mainly driven by a decrease of 30.5%, or $5.7 million in Duty Free revenues due to the devaluation of the Argentina Peso in December 2023, combined with lower Cargo revenues resulting from a decrease in storage days for imported goods. This was partially offset by higher VIP lounges, Parking facilities, Rental of space, Catering and Advertising-related revenues.

Total Costs and Expenses increased by 13.6% YoY to $211.6 million in 3Q24 on an ‘as reported’ basis. Excluding Construction service and the impact of IAS 29, Total costs and expenses increased by 10.0% YoY, mainly due to higher Cost of service and, to a lesser extent, higher SG&A expenses.

•	Cost of Services ex-IAS29 and excluding Construction Service Costs increased 14.3% YoY, or $15.2 million, driven mainly by the following variations:

•	31.0%, or $8.3 million, increase in Maintenance expenses,

•	10.2%, or $3.6 million, increase in Salaries and social security contributions, mainly as a result of inflation rates above currency depreciation, and

•	85.2%, or $4.0 million, increase in Services and fees.

The above was partially offset by a decrease of 21.6%, or $0.7 million, in D&A expenses.

•	SG&A expenses ex-IAS29 increased by 19.9% YoY, or $4.1 million, to $24.5 million, mainly due to higher Salaries and social security contributions.

Adjusted Segment EBITDA decreased 32.1% YoY to $60.2 million in 3Q24 on an ‘As reported basis’. When excluding the impact of IAS 29, Adjusted Segment EBITDA declined by 40.4% YoY to $59.6 million, with Adjusted EBITDA margin EX-IFRIC12 of 29.9% in the quarter, compared to 46.6% in 3Q23. The decline in Adjusted EBITDA was primarily driven by lower Duty Free and Cargo revenues, along with operating expenses affected by inflation rate exceeding devaluation rate.

During 3Q24, CAAP made Capital Expenditures ex-IAS29 of $40.9 million, compared to $35.0 million in 3Q23. These expenditures were primarily allocated to the new departure terminal at Río Hondo Airport and ongoing construction at Aeroparque Airport, including road renovations and expansion of passenger flow areas to improve connections between domestic and international flights. Additional investments were made in the training center at Ezeiza, as well as in various other projects at airports across the country.

Italy

	3Q24	3Q23	% Var.	9M24	9M23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.5	3.4%	1.4	1.3	4.3%
International Passengers (in millions)	2.4	2.2	6.6%	5.6	5.0	12.3%
Transit Passengers (in millions)	0.0	0.0	15.5%	0.0	0.0	-5.7%
Total Passengers (in millions)	2.9	2.8	6.0%	7.0	6.4	10.6%
Cargo Volume (in thousands of tons)	3.1	2.7	12.0%	9.4	9.5	-0.5%
Total Aircraft Movements (in thousands)	25.8	25.4	1.5%	64.0	60.5	5.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	22.3	26.9	-17.1%	54.5	54.7	-0.3%
Non-aeronautical revenue	19.9	16.3	21.9%	45.6	43.3	5.1%
Commercial revenue	14.9	12.6	19.1%	35.9	30.2	19.1%
Construction service revenue	4.0	2.1	88.4%	6.5	7.6	-13.5%
Other revenue	0.9	1.6	-44.5%	3.1	5.6	-44.7%
Total Revenue	42.2	43.2	-2.4%	100.1	98.0	2.1%
Total Revenue Excluding IFRIC12(1)	38.1	41.1	-7.1%	93.6	90.5	3.4%
Cost of Services	24.7	23.0	7.5%	65.7	64.9	1.2%
Selling, general and administrative expenses	3.6	3.5	4.6%	9.4	9.9	-5.3%
Total Costs and Expenses	28.3	26.4	7.1%	75.0	74.8	0.3%
Total Costs and Expenses Excluding IFRIC12(2)	25.0	24.1	3.9%	70.0	69.0	1.5%
Adjusted Segment EBITDA	16.6	19.5	-14.9%	33.6	31.7	6.0%
Adjusted Segment EBITDA Mg	39.4%	45.2%	-578	33.6%	32.3%	122
Adjusted EBITDA Margin excluding IFRIC 12(3)	41.6%	48.0%	-644	34.3%	33.1%	114
Capex	4.4	2.4	87.4%	8.0	8.3	-4.2%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased by 6.0% YoY to 2.9 million passengers. International traffic, which accounted for over 80% of total traffic, increased by 6.6% YoY, supported by strong performances at both Pisa and Florence airports. Domestic passenger traffic growth of 3.4% YoY was driven by a 5.5% increase at Pisa airport, partially offset by a 1.6% decline at Florence airport.

Revenues decreased 2.4% YoY to $42.2 million in 3Q24, despite traffic growth, as Commercial revenue growth was more than offset by a 17.1% YoY reduction in Aeronautical revenue, reflecting a one-time tariff adjustment of $5.8 million in 3Q23, due to a favorable ruling related to prior years.

•	Aeronautical Revenues decreased 17.1% YoY, or $4.6 million, as a result of the aforementioned $5.8 million one-time tariff adjustment recorded last year. Excluding this impact, Aeronautical revenue would have increased 5.7%, in line with the 6.0% growth in passenger traffic.

•	Commercial Revenues, increased 19.1% YoY, or $2.4 million, mainly driven by passenger-related services such as Parking facilities, F&B services and VIP lounges, following the strong year-over-year traffic recovery.

Total Costs and Expenses increased 7.1% YoY, or $1.9 million, mainly driven by an increase of 7.5% in Cost of service, which included a 40.2% rise in construction service costs due to higher capital expenditures. Excluding construction services, total costs and expenses increased by 3.9% year-over-year to $25.0 million.

•	Cost of Services excluding Construction service increased 3.8% YoY, or $0.8 million, primarily driven by higher Services and fees, and Concession fees, partially offset by lower Salaries and social security contributions.

•	SG&A increased 4.6% YoY, or $0.2 million, to $3.6 million.

Adjusted Segment EBITDA decreased 14.9% YoY to $16.6 million from $19.5 million in 3Q23, with Adjusted EBITDA margin Ex-IFRIC12 contracting 6.4 percentage points to 41.6%, despite increased traffic and strong commercial revenue growth. As previously noted, last year results included a one-time tariff adjustment of $5.8 million due to a favorable ruling related to prior years. Excluding this impact, Adjusted EBITDA would have increased 21.1% in 3Q24 and Adjusted EBITDA margin Ex-IFRIC12 would have expanded 2.1 percentage points.

During 3Q24, CAAP made Capital Expenditures of $4.4 million, compared to $2.4 million in 3Q23.

Brazil

	3Q24	3Q23	% Var.	9M24	9M23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.3	2.9	-20.5%	6.7	8.1	-17.9%
International Passengers (in millions)	0.2	0.2	16.5%	0.5	0.5	14.3%
Transit Passengers (in millions)	1.6	1.4	18.7%	4.3	4.2	3.2%
Total Passengers (in millions) (1)	4.1	4.4	-6.8%	11.5	12.8	-9.9%
Cargo Volume (in thousands of tons)	16.5	16.9	-2.6%	47.4	48.4	-2.2%
Total Aircraft Movements (in thousands)	37.5	39.8	-5.6%	107.4	119.4	-10.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	10.4	12.1	-14.0%	30.7	33.7	-8.9%
Non-aeronautical revenue	16.9	17.0	-0.7%	52.3	47.3	10.4%
Commercial revenue	16.7	17.0	-1.7%	51.6	47.3	9.0%
Construction service revenue	0.2	0.0	-	0.7	0.0	-
Total Revenue	27.3	29.1	-6.2%	83.0	81.0	2.4%
Total Revenue Excluding IFRIC12[2]	27.1	29.1	-6.8%	82.3	81.0	1.5%
Cost of Services	17.2	20.4	-15.9%	54.6	57.5	-5.0%
Selling, general and administrative expenses	2.5	3.0	-19.2%	7.5	7.9	-5.4%
Other expenses	0.0	0.0	-	0.4	0.0	2483.8%
Total Costs and Expenses	19.6	23.4	-16.3%	62.5	65.4	-4.4%
Total Costs and Expenses Excluding IFRIC12[3]	19.4	23.4	-17.1%	61.8	65.4	-5.5%
Adjusted Segment EBITDA	12.7	9.0	40.8%	33.9	28.5	18.8%
Adjusted Segment EBITDA Mg	46.5%	30.9%	1551	40.9%	35.2%	566
Adjusted EBITDA Margin excluding IFRIC12[4]	46.8%	30.9%	1581	41.2%	35.2%	600
Capex	0.4	0.6	-32.8%	1.6	1.4	12.7%

1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

2)	Excludes Construction Service revenue.

3)	Excludes Construction Service cost.

4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic decreased by 6.8% YoY but increased by 6.2% YoY, when adjusting for the discontinuation of Natal Airport. These results reflect an improvement in traffic trends despite the still challenging aviation context and aircraft constraints in the country, along with the positive impact of the temporary closure of Porto Alegre airport. Domestic traffic, which accounted for 55% of total traffic, was down 20.5% YoY, or 3.4% when excluding Natal, while transit passengers were up 18.7% YoY. As a reminder, following the friendly termination process concluded in the first quarter of 2024, effective February 19, 2024 CAAP no longer operates Natal Airport. Therefore, statistics for Natal are available up to February 18, 2024.

Revenues decreased by 6.2% YoY, or $1.8 million, to $27.3 million in 3Q24, mainly driven by a decline in Aeronautical revenues due to lower traffic given the discontinuation of Natal Airport.

●	Aeronautical Revenues decreased 14.0% YoY, or $1.7 million, driven by both lower Passenger use fees and Aircraft fees reflecting lower passenger traffic.

●	Commercial Revenues decreased 1.7% YoY, or $0.3 million, mainly driven by lower F&B services, Fuel revenues, Advertising and Retail stores, partially offset by higher VIP lounges and Cargo revenues.

Total Costs and Expenses in 3Q24 decreased 16.3% YoY, or $3.8 million, mainly driven by lower Cost of Services together with lower SG&A expenses.

●	Cost of Services decreased 15.9% YoY, or $3.2 million, mainly driven by declines in Salaries and social security contributions, Services and fees, Concession fees and Maintenance expenses.

●	SG&A decreased 19.2% YoY, or $0.6 million, to $2.5 million in 3Q24.

Adjusted Segment EBITDA increased 39.3% YoY, or $3.6 million, to $12.7 million, while Adjusted EBITDA margin Ex-IFRIC12 expanded 15.9 percentage points to 46.8%. Adjusted EBITDA in 3Q24 benefited from the reversal of a $2.1 million provision (recorded as Other Operating Income) that had been set in the fourth quarter of 2023 in anticipation of a potential reduction in the economic re-equilibrium, which ultimately did not occur. Excluding this impact, Adjusted EBITDA would have increased 17.5%, and Adjusted EBITDA margin Ex-IFRIC12 would have expanded 8.1 percentage points.

During 3Q24, CAAP made Capital Expenditures of $0.4 million, compared to $0.6 million in 3Q23.

Uruguay

	3Q24	3Q23	% Var.	9M24	9M23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.5	14.7%	1.6	1.4	17.3%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	0.6	0.5	14.8%	1.7	1.4	18.5%
Cargo Volume (in thousands of tons)	7.8	7.4	5.5%	23.0	23.3	-1.4%
Total Aircraft Movements (in thousands)	7.0	6.6	6.2%	23.6	23.1	1.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	19.6	16.2	21.6%	63.0	49.3	27.8%
Non-aeronautical revenue	27.4	24.1	14.0%	77.5	65.0	19.3%
Commercial revenue	15.6	13.9	12.1%	50.8	44.5	14.1%
Construction service revenue	11.8	10.1	16.6%	26.7	20.5	30.6%
Total Revenue	47.1	40.2	17.0%	140.5	114.3	23.0%
Total Revenue Excluding IFRIC12(1)	35.3	30.1	17.2%	113.8	93.8	21.3%
Cost of Services	28.0	24.6	13.9%	80.4	66.9	20.2%
Selling, general and administrative expenses	5.4	4.3	26.9%	15.8	13.5	17.4%
Other expenses	0.1	0.1	-29.4%	0.3	0.3	3.0%
Total Costs and Expenses	33.5	29.0	15.7%	96.6	80.7	19.7%
Total Costs and Expenses Excluding IFRIC12(2)	21.8	18.9	15.2%	69.9	60.2	16.0%
Adjusted Segment EBITDA	15.0	12.6	19.1%	49.2	38.2	28.5%
Adjusted Segment EBITDA Mg	31.9%	31.4%	54	35.0%	33.5%	152
Adjusted EBITDA Margin excluding IFRIC 12 (3)	42.6%	41.9%	66	43.2%	40.8%	243
Capex	9.7	9.3	4.7%	24.0	24.7	-2.8%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where activity is mainly international, passenger numbers continued to recover, increasing by 14.8% YoY to 0.6 million, supported by new routes and additional frequencies introduced by JetSMART and SKY in the previous quarter. During the third quarter, both SKY and LATAM Airlines announced the resumption of their routes Montevideo–Rio de Janeiro and Punta del Este–Santiago de Chile, respectively, for the summer season. Additionally, American Airlines confirmed it would resume its Montevideo–Miami route, with three weekly flights beginning in November.

Revenues increased 17.0% YoY to $47.1 million in 3Q24 on an ‘As reported’ basis, or 17.2% to $35.3 million, when excluding Construction service revenue, driven by both higher Aeronautical and Commercial revenues.

●	Aeronautical Revenues increased 21.6% YoY, or $3.5 million, to $19.6 million, driven by tariff adjustments and the 14.8% YoY increase in passenger traffic.

●	Commercial Revenues increased 12.1% YoY, or $1.7 million, to $15.6 million. Growth was mainly driven by higher passenger-related revenues due to increased traffic, particularly in Duty-free and VIP lounges, along with higher Cargo revenues.

Total Costs and Expenses increased 15.7% YoY to $33.5 million. Excluding Construction Service, Total Cost and Expenses rose 15.2% YoY to $21.8 million, due to an increase in operating costs following higher traffic activity when compared to 3Q23.

●	Cost of Services increased 13.9% YoY, or $3.4 million. Excluding Construction Service cost, Cost of Services increased 12.1% YoY, or $1.8 million, mainly reflecting higher Concession Fees along with higher Salaries and social security contributions.

●	SG&A increased 26.9% YoY, to $5.4 million, mainly as a result of higher Services and fees, Taxes and Salaries and social security contributions.

Adjusted Segment EBITDA increased 19.1% YoY to $15.0 million in 3Q24, while Adjusted EBITDA Margin Ex IFRIC12 expanded 0.7 percentage points to 42.6%, reflecting higher operating leverage.

During 3Q24, CAAP made Capital Expenditures of $9.7 million in Uruguay, compared to $9.3 million in 3Q23.

Armenia

	3Q24	3Q23	% Var.	9M24	9M23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.7	1.8	-2.3%	4.1	4.2	-2.0%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.7	1.8	-2.3%	4.1	4.2	-2.0%
Cargo Volume (in thousands of tons)	10.7	9.4	14.4%	28.1	24.5	14.7%
Total Aircraft Movements (in thousands)	12.1	13.6	-10.8%	30.1	34.2	-12.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	29.0	29.1	-0.3%	69.2	68.1	1.6%
Non-aeronautical revenue	48.5	53.0	-8.5%	116.1	123.4	-5.9%
Commercial revenue	47.2	52.3	-9.8%	111.9	121.1	-7.6%
Construction service revenue	1.3	0.7	87.4%	4.2	2.3	83.1%
Total Revenue	77.5	82.1	-5.6%	185.3	191.5	-3.2%
Total Revenue Excluding IFRIC12(1)	76.2	81.4	-6.4%	181.1	189.2	-4.3%
Cost of Services	44.8	48.5	-7.5%	111.3	117.8	-5.5%
Selling, general and administrative expenses	3.9	3.7	6.2%	11.9	10.6	12.2%
Other expenses	0.3	0.2	41.6%	0.7	0.7	5.5%
Total Costs and Expenses	49.0	52.4	-6.5%	124.0	129.1	-4.0%
Total Costs and Expenses Excluding IFRIC12(2)	47.7	51.7	-7.7%	119.9	126.8	-5.5%
Adjusted Segment EBITDA	34.0	34.8	-2.3%	77.4	76.4	1.3%
Adjusted Segment EBITDA Mg	43.9%	42.4%	147	41.8%	39.9%	185
Adjusted EBITDA Margin excluding IFRIC 12 (3)	44.6%	42.7%	185	42.7%	40.3%	231
Capex	2.6	1.9	32.5%	11.2	5.2	117%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Armenia, passenger traffic decreased by 2.3% YoY to 1.7 million passengers against a strong performance in 2023, which benefited from the introduction of new airlines and a higher number of flight frequencies.

Revenues decreased 5.6% YoY to $77.5 million in 3Q24 on an ‘As reported’ basis, or decreased 6.4% when excluding Construction service revenue, mainly driven by lower Commercial revenues.

●	Aeronautical Revenues decreased by 0.3% YoY, or $0.1 million, to $29.0 million, following the 2.3% YoY decrease in passenger traffic.

●	Commercial Revenues decreased by 9.8% YoY, or $5.1 million, to $47.2 million. Increases in VIP lounges, Duty free, F&B, advertising, parking facilities, and Cargo revenues were more than offset by lower fuel revenues (linked to Cost of Fuel) due to reduced YoY aircraft activity.

Total Costs and Expenses decreased 6.5% YoY to $49.0 million. Excluding IFRIC 12, total costs and expenses decreased 7.7%, driven by lower Cost of Services, partially offset by slightly higher SG&A expenses.

●	Cost of Services decreased 7.5% YoY, or $3.7 million. Excluding IFRIC 12, Cost of services declined 8.9%, mainly driven by lower Cost of fuel (linked to Fuel revenues), partially offset by higher Salaries and social security contributions and Maintenance expenses.

●	SG&A increased 6.2% YoY, or $0.2 million, to $3.9 million in 3Q24.

Adjusted Segment EBITDA decreased by 2.3% YoY to $34.0 million in 3Q24, while Adjusted EBITDA Margin Ex IFRIC12 expanded 1.9 percentage points to 44.6%.

During 3Q24, CAAP made Capital Expenditures of $2.6 million in Armenia, compared to $1.9 million in 3Q23.

Ecuador

	3Q24	3Q23	% Var.	9M24	9M23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.7	-9.7%	1.8	2.0	-10.0%
International Passengers (in millions)	0.6	0.6	2.8%	1.7	1.6	2.7%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.2	1.3	-3.6%	3.5	3.7	-4.0%
Cargo Volume (in thousands of tons)	8.7	8.4	3.4%	27.8	24.3	14.2%
Total Aircraft Movements (in thousands)	19.5	20.0	-2.5%	56.9	59.7	-4.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	21.6	21.4	0.8%	61.7	58.7	5.1%
Non-aeronautical revenue	7.4	6.8	9.5%	21.1	19.8	6.1%
Commercial revenue	7.4	6.7	9.8%	21.0	19.8	5.9%
Construction service revenue	0.0	0.0	-100.0%	0.1	0.0	252.8%
Total Revenue	29.0	28.2	2.9%	82.7	78.5	5.4%
Total Revenue Excluding IFRIC12(1)	29.0	28.1	2.9%	82.7	78.5	5.3%
Cost of Services	16.7	16.0	4.1%	48.1	45.4	6.0%
Selling, general and administrative expenses	4.4	3.9	12.5%	13.0	10.9	19.4%
Other expenses	0.0	0.0	20.3%	0.0	0.0	-12.9%
Total Costs and Expenses	21.1	20.0	5.7%	61.1	56.3	8.6%
Total Costs and Expenses Excluding IFRIC12(2)	21.1	19.9	5.8%	61.0	56.3	8.5%
Adjusted Segment EBITDA	8.8	9.1	-3.5%	24.5	24.9	-1.5%
Adjusted Segment EBITDA Mg	30.3%	32.3%	-201	29.6%	31.7%	-208
Adjusted EBITDA Margin excluding IFRIC 12(3)	30.3%	32.4%	-202	29.6%	31.7%	-206
Capex	0.3	0.2	42%	2.3	3.0	-22%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Ecuador, total passenger traffic decreased by 3.6% YoY to 1.2 million passengers, as higher international traffic was more than offset by a weak performance in domestic travel. International passenger traffic increased by 2.8% YoY, while domestic traffic decreased by 9.7% YoY, mainly impacted by the exit of local airline Equair in October 2023 and high airfare prices affecting travel demand.

Revenues increased 2.9% YoY to $29.0 million in 3Q24 on an ‘As reported’ basis, mainly driven by increases in Commercial revenues and, to a lesser extent, in Aeronautical revenues.

●	Aeronautical Revenues increased 0.8% YoY, or $0.2 million, to $21.6 million, mainly driven by higher Passenger use fees.

●	Commercial Revenues increased 9.8% YoY, or $0.7 million, to $7.4 million, reflecting higher Retail stores and Duty Free.

Total Costs and Expenses increased 5.7% YoY to $21.1 million, due to higher Cost of services as well as G&A expenses.

●	Cost of Services EX-IFRIC increased 4.2% YoY, or $0.7 million, mainly driven by higher Maintenance expenses, Services and fees, and Concession fees.

●	SG&A increased 12.5% YoY, to $4.4 million.

Adjusted Segment EBITDA decreased 3.5% YoY to $8.8 million, in line with the decline in passenger traffic, with Adjusted EBITDA Margin Ex IFRIC12 contracting 2.1 percentage point to 30.3%.

During 3Q24, CAAP made Capital Expenditures of $0.3 million in Ecuador, compared to $0.2 million in 3Q23.

Key Quarter Highlights and Subsequent Events

AA2000 | Increase in Domestic Passenger Fees in Argentina

On October 9, the Argentine airport regulator, Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) published Resolution No. 29/2024, approving an increase in the domestic passenger fee to ARS5,685 from ARS2,540, effective November 1, 2024.

AA2000 | CAAP Increased Stake in Argentine Subsidiary AA2000

On October 25, CAAP completed the acquisition of an additional 2.10% economic interest in AA2000 for $30.9 million from Mr. Eduardo Eurnekian and related companies. The equity value attributed to AA2000 and the corresponding purchase price was determined based on a fairness opinion prepared by an internationally recognized valuation firm, which valued AA2000 at $1.475 billion. The actual transaction involved the purchase, by CAAP, of a 2.78% in its controlled subsidiary Corporación América S.A. (“CASA”), which directly and indirectly owns 75.44% of AA2000. This transaction consolidates CAAP’s economic interest in AA2000, while the Argentine government remains with its 15.0% stake in AA2000.

AA2000 | Dividend Distribution

On October 31, AA2000 approved a dividend payment of $80 million, of which $68 million will be paid to CAAP’s subsidiaries.

For further information on subsequent events, please refer to Note 20 of the Company’s Financial Statements, filed with the SEC.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 3Q24, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

Non-Financial Disclosure

With the assistance of an external advisor and under guidance of the Board of Directors, the Company is preparing its ESG policy and gearing up to make the necessary disclosure under the Corporate Sustainability Reporting Directive in a timely manner.

3Q24 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern Time, November 21, 2024

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Jorge Arruda, Chief Financial Officer

Mr. Patricio Iñaki Esnaola, Head of Investor Relations

Dial-in:	1-800-549-8228 (North America, Toll Free); 1-289-819-1520 (Other locations); Conference ID: 35738

Webcast:	CAAP 3Q24 Earnings Conference Call

Replay:	1-888-660-6264 (North America, Toll Free); 1-289-819-1325 (Other locations); Playback Passcode: 35738 #

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 22 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is a leading private airport operator in the world, currently operating 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	3Q24	3Q23	% Var.	9M24	9M23	% Var.
Argentina
Domestic Passengers (in millions)	7.2	8.1	-11.3%	20.1	22.4	-10.2%
International Passengers (in millions)	3.3	3.0	9.9%	9.5	8.5	11.7%
Transit passengers (in millions)	0.3	0.4	-21.9%	1.0	1.1	-6.8%
Total passengers (in millions)	10.8	11.5	-6.2%	30.6	32.0	-4.3%
Cargo volume (in thousands of tons)	50.1	47.9	4.5%	144.1	138.6	4.0%
Aircraft movements (in thousands)	113.6	119.9	-5.3%	328.2	343.0	-4.3%
Italy
Domestic Passengers (in millions)	0.6	0.5	3.4%	1.4	1.3	4.3%
International Passengers (in millions)	2.4	2.2	6.6%	5.6	5.0	12.3%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	2.9	2.8	6.0%	7.0	6.4	10.6%
Cargo volume (in thousands of tons)	3.1	2.7	12.0%	9.4	9.5	-0.5%
Aircraft movements (in thousands)	25.8	25.4	1.5%	64.0	60.5	5.9%
Brazil
Domestic Passengers (in millions)	2.3	2.9	-20.5%	6.7	8.1	-17.9%
International Passengers (in millions)	0.2	0.2	16.5%	0.5	0.5	14.3%
Transit passengers (in millions)	1.6	1.4	18.7%	4.3	4.2	3.2%
Total passengers (in millions)	4.1	4.4	-6.8%	11.5	12.8	-9.9%
Cargo volume (in thousands of tons)	16.5	16.9	-2.6%	47.4	48.4	-2.2%
Aircraft movements (in thousands)	37.5	39.8	-5.6%	107.4	119.4	-10.1%
Uruguay
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.5	14.7%	1.6	1.4	17.3%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	0.6	0.5	14.8%	1.7	1.4	18.5%
Cargo volume (in thousands of tons)	7.8	7.4	5.5%	23.0	23.3	-1.4%
Aircraft movements (in thousands)	7.0	6.6	6.2%	23.6	23.1	1.8%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.7	-9.7%	1.8	2.0	-10.0%
International Passengers (in millions)	0.6	0.6	2.8%	1.7	1.6	2.7%
Transit passengers (in millions)	0.0	0.0	10.2%	0.1	0.1	9.8%
Total passengers (in millions)	1.2	1.3	-3.6%	3.5	3.7	-4.0%
Cargo volume (in thousands of tons)	8.7	8.4	3.4%	27.8	24.3	14.2%
Aircraft movements (in thousands)	19.5	20.0	-2.5%	56.9	59.7	-4.6%
Armenia
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.7	1.8	-2.3%	4.1	4.2	-2.0%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	1.7	1.8	-2.3%	4.1	4.2	-2.0%
Cargo volume (in thousands of tons)	10.7	9.4	14.4%	28.1	24.5	14.7%
Aircraft movements (in thousands)	12.1	13.6	-10.8%	30.1	34.2	-12.1%

1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	3Q24	3Q23	3Q24	3Q23	2Q24	2Q23	2Q24	2Q23
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	942.0	334.6	970.5	350.0	885.1	232.3	912.0	256.7
Euro	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Brazilian Real	5.5	4.9	5.4	5.0	5.2	4.9	5.6	4.8
Uruguayan Peso	40.5	38.0	41.6	38.6	38.8	38.5	40.0	38.2

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	3Q24 as reported	3Q23 as reported	% Var as reported	IAS 29	3Q24 ex IAS 29	3Q23 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	213.5	216.8	-1.5%	-0.5	214.1	218.7	-2.1%
Passenger use fees	183.9	184.2	-0.2%	-0.4	184.3	185.7	-0.7%
Aircraft fees	31.1	34.0	-8.5%	-0.1	31.2	34.3	-9.2%
Other	-1.4	-1.3	6.8%	-	-1.4	-1.3	6.8%

Commercial Revenue Breakdown (in US$ million)

	3Q24 as reported	3Q23 as reported	% Var as reported	IAS 29	3Q24 ex IAS 29	3Q23 ex IAS 29	% Var ex IAS 29
Commercial revenue	190.3	203.8	-6.6%	0.6	189.7	204.3	-7.2%
Warehouse use fees	47.7	54.3	-12.2%	-0.2	47.8	55.0	-13.1%
Duty free shops	23.1	27.0	-14.6%	0.0	23.1	27.3	-15.4%
Rental of space (including hangars)	10.3	12.5	-17.7%	0.0	10.3	12.6	-18.9%
Parking facilities	14.1	11.6	22.4%	0.0	14.2	11.6	21.5%
Fuel	36.4	43.8	-16.9%	0.0	36.4	43.8	-17.0%
Food and beverage services	8.4	8.3	1.0%	0.0	8.3	8.3	0.5%
Advertising	6.7	5.9	12.9%	0.6	6.1	5.6	8.5%
Services and retail stores	4.6	4.4	5.1%	0.0	4.6	4.4	5.2%
Catering	3.1	2.5	25.9%	0.0	3.1	2.5	24.4%
VIP lounges	17.8	12.4	44.0%	0.3	17.5	11.9	46.7%
Walkway services	2.0	2.0	-4.0%	0.0	2.0	2.1	-5.2%
Other	16.3	19.2	-15.4%	-0.1	16.3	19.1	-14.5%

Revenues by Segment (in US$ million)

Country	9M24 as reported	9M23 as reported	% Var as reported	IAS 29	9M24 ex IAS 29	9M23 ex IAS 29	% Var ex IAS 29
Argentina	777.2	709.6	9.5%	82.3	694.9	724.7	-4.1%
Italy	100.1	98.0	2.1%	-	100.1	98.0	2.1%
Brazil	83.0	81.0	2.4%	-	83.0	81.0	2.4%
Uruguay	140.5	114.3	23.0%	-	140.5	114.3	23.0%
Armenia	185.3	191.5	-3.2%	-	185.3	191.5	-3.2%
Ecuador (1)	82.7	78.5	5.4%	-	82.7	78.5	5.4%
Unallocated	1.1	0.8	34.4%	-	1.1	0.8	34.4%
Total consolidated revenue	1,369.9	1,273.8	7.5%	82.3	1,287.6	1,288.9	-0.1%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	9M24 as reported	9M23 as reported	% Var as reported	IAS 29	9M24 ex IAS 29	9M23 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	659.1	590.0	11.7%	42.9	616.2	596.2	3.4%
Non-aeronautical Revenue	710.7	683.8	3.9%	39.4	671.4	692.7	-3.1%
Commercial revenue	550.4	540.3	1.9%	30.9	519.5	543.4	-4.4%
Construction service revenue (1)	156.7	137.6	13.9%	8.4	148.2	143.4	3.4%
Other revenue	3.7	5.9	-37.4%	-	3.7	5.9	-37.4%
Total Consolidated Revenue	1,369.9	1,273.8	7.5%	82.3	1,287.6	1,288.9	-0.1%
Total Revenue excluding Construction Service revenue (2)	1,213.2	1,136.2	6.8%	73.9	1,139.3	1,145.5	-0.5%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	9M24 as reported	9M23 as reported	% Var as reported	IAS 29	9M24 ex IAS 29	9M23 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	659.1	590.0	11.7%	42.9	616.2	596.2	3.4%
Passenger use fees	561.9	501.1	12.1%	38.0	523.9	506.4	3.4%
Aircraft fees	98.4	90.6	8.5%	4.9	93.5	91.5	2.2%
Other	-1.1	-1.7	-34.1%	-	-1.1	-1.7	-34.1%

Commercial Revenue Breakdown (in US$ million)

	9M24 as reported	9M23 as reported	% Var as reported	IAS 29	9M24 ex IAS 29	9M23 ex IAS 29	% Var ex IAS 29
Commercial revenue	550.4	540.3	1.9%	30.9	519.5	543.4	-4.4%
Warehouse use fees	154.8	155.5	-0.5%	14.0	140.8	158.6	-11.2%
Duty free shops	62.2	70.8	-12.1%	3.3	58.9	71.9	-18.0%
Rental of space (including hangars)	32.7	30.8	6.3%	1.8	31.0	31.1	-0.3%
Parking facilities	34.5	31.3	10.4%	1.5	33.0	31.7	4.3%
Fuel	90.2	102.2	-11.7%	0.7	89.5	102.3	-12.5%
Food and beverage services	23.3	22.1	5.5%	1.1	22.2	22.0	0.8%
Advertising	21.8	16.6	31.6%	2.6	19.1	15.5	23.5%
Services and retail stores	12.6	12.1	4.4%	0.3	12.3	12.1	1.4%
Catering	9.8	7.2	36.2%	0.8	9.0	7.3	22.5%
VIP lounges	47.9	32.0	49.5%	2.2	45.6	30.8	48.1%
Walkway services	6.2	5.7	8.3%	0.5	5.7	5.8	-0.9%
Other	54.4	54.1	0.5%	2.2	52.2	54.3	-3.8%

Total Expenses Breakdown (in US$ million)

	3Q24 as reported	3Q23 as reported	% Var as reported	IAS 29	3Q24 ex IAS 29	3Q23 ex IAS 29	% Var ex IAS 29
Cost of services	319.8	294.6	8.6%	23.3	296.5	277.7	6.8%
SG&A	47.1	41.6	13.3%	0.3	46.8	41.8	11.9%
Financial loss	31.8	66.7	-52.2%	-204.7	236.6	255.8	-7.5%
Inflation adjustment	3.2	19.2	-83.6%	2.8	0.3	0.8	-59.4%
Other expenses	1.6	7.4	-78.2%	0.0	1.6	7.5	-78.6%
Income tax expense	80.6	18.5	335.7%	32.7	48.0	-84.6	-156.7%
Total expenses	484.2	448.0	8.1%	-145.6	629.8	499.0	26.2%

Cost of Services (in US$ million)

	3Q24 as reported	3Q23 as reported	% Var as reported	IAS 29	3Q24 ex IAS 29	3Q23 ex IAS 29	% Var ex IAS 29
Cost of Services	319.8	294.6	8.6%	23.3	296.5	277.7	6.8%
Salaries and social security contributions	61.1	57.9	5.5%	-0.3	61.4	58.3	5.4%
Concession fees	50.7	51.5	-1.7%	-0.1	50.8	52.0	-2.4%
Construction service cost	56.2	47.1	19.2%	-1.1	57.3	48.9	17.2%
Maintenance expenses	44.8	36.0	24.6%	-0.2	45.0	36.5	23.5%
Amortization and depreciation	44.1	39.5	11.7%	25.0	19.1	19.5	-2.2%
Services and fees	20.0	16.3	22.9%	0.0	20.0	16.1	23.8%
Cost of fuel	30.9	36.7	-15.8%	-	30.9	36.7	-15.8%
Taxes	1.8	0.9	110.7%	0.1	1.7	0.9	88.3%
Office expenses	4.2	3.2	31.2%	-0.1	4.3	3.3	31.7%
Provision for maintenance cost	0.9	0.6	46.3%	-	0.9	0.6	46.3%
Others	5.2	5.0	5.1%	-	5.2	5.0	5.1%

Selling, General and Administrative Expenses (in US$ million)

	3Q24 as reported	3Q23 as reported	% Var as reported	IAS 29	3Q24 ex IAS 29	3Q23 ex IAS 29	% Var ex IAS 29
SG&A	47.1	41.6	13.3%	0.3	46.8	41.8	11.9%
Taxes	12.3	13.7	-10.3%	-0.1	12.4	13.9	-10.9%
Salaries and social security contributions	12.0	9.6	24.5%	0.2	11.8	-0.9	-1386.6%
Services and fees	11.8	10.6	11.3%	-0.1	11.9	10.7	11.1%
Office expenses	2.3	1.5	52.2%	0.0	2.3	1.5	52.7%
Amortization and depreciation	1.8	1.6	12.5%	0.3	1.6	12.2	-87.2%
Maintenance expenses	0.7	0.6	33.7%	0.0	0.7	0.6	28.1%
Advertising	1.8	0.5	285.6%	0.0	1.8	0.5	278.9%
Insurances	0.5	0.7	-35.5%	0.0	0.5	0.7	-35.4%
Bad debts recovery	-0.7	-1.3	-45.7%	0.2	-0.9	-1.4	-37.0%
Bad debts	1.7	2.0	-13.2%	-0.2	1.9	2.0	-5.7%
Others	2.9	2.1	37.6%	0.0	2.9	2.1	37.4%

Expenses by Segment (in US$ million)

Country	3Q24 as reported	3Q23 as reported	% Var as reported	IAS 29	3Q24 ex IAS 29	3Q23 ex IAS 29	% Var ex IAS 29
Argentina	211.6	186.2	13.6%	23.6	188.0	169.7	10.8%
Italy	28.3	26.4	7.1%	-	28.3	26.4	7.1%
Brazil	19.6	23.5	-16.4%	-	19.6	23.5	-16.4%
Uruguay	33.5	29.0	15.7%	-	33.5	29.0	15.7%
Armenia	49.0	52.4	-6.5%	-	49.0	52.4	-6.5%
Ecuador	21.1	20.0	5.7%	-	21.1	20.0	5.7%
Unallocated	5.3	6.1	-12.7%	-	5.3	6.1	-12.7%
Total consolidated expenses (1) (2)	368.6	343.5	7.3%	23.6	345.0	327.0	5.5%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL using the equity method

Costs and Expenses (in US$ million)

	9M24 as reported	9M23 as reported	% Var as reported	IAS 29	9M24 ex IAS 29	9M23 ex IAS 29	% Var ex IAS 29
Cost of Services	910.5	819.0	11.2%	111.8	798.7	774.9	3.1%
Salaries and social security contributions	187.3	167.1	12.1%	10.9	176.3	169.5	4.1%
Concession fees	157.8	144.7	9.1%	10.5	147.3	146.5	0.6%
Construction service cost	154.8	135.6	14.1%	8.4	146.4	141.4	3.5%
Maintenance expenses	121.8	98.2	24.1%	7.1	114.7	99.5	15.3%
Amortization and depreciation	128.7	115.5	11.4%	71.5	57.1	59.3	-3.7%
Other	160.1	158.0	1.3%	3.4	156.8	158.6	-1.1%
Cost of Services Excluding Construction Service cost	755.7	683.4	10.6%	103.4	652.3	633.4	3.0%
Selling, general and administrative expenses	140.2	121.3	15.6%	7.5	132.7	122.2	8.6%
Other expenses	5.6	9.2	-38.6%	0.6	5.0	9.3	-46.2%
Total Costs and Expenses	1,056.3	949.5	11.3%	120.0	936.4	906.4	3.3%
Total Costs and Expenses Excluding Construction Service cost	901.5	813.8	10.8%	111.5	790.0	764.9	3.3%

Total Expenses Breakdown (in US$ million)

	9M24 as reported	9M23 as reported	% Var as reported	IAS 29	9M24 ex IAS 29	9M23 ex IAS 29	% Var ex IAS 29
Cost of services	910.5	819.0	11.2%	111.8	798.7	774.9	3.1%
SG&A	140.2	121.3	15.6%	7.5	132.7	122.2	8.6%
Financial loss	-153.1	154.9	-198.8%	-581.7	428.6	635.6	-32.6%
Inflation adjustment	20.9	33.0	-36.7%	25.1	-4.3	0.3	-1,604.0%
Other expenses	5.6	9.2	-38.6%	0.6	5.0	9.3	-46.2%
Income tax expense	261.6	54.5	380.0%	278.8	-17.2	-202.4	-91.5%
Total expenses	1,185.7	1,192.0	-0.5%	-157.8	1,343.5	1,339.9	0.3%

Cost of Services (in US$ million)

	9M24 as reported	9M23 as reported	% Var as reported	IAS 29	9M24 ex IAS 29	9M23 ex IAS 29	% Var ex IAS 29
Cost of Services	910.5	819.0	11.2%	111.8	798.7	774.9	3.1%
Salaries and social security contributions	187.3	167.1	12.1%	10.9	176.3	169.5	4.1%
Concession fees	157.8	144.7	9.1%	10.5	147.3	146.5	0.6%
Construction service cost	154.8	135.6	14.1%	8.4	146.4	141.4	3.5%
Maintenance expenses	121.8	98.2	24.1%	7.1	114.7	99.5	15.3%
Amortization and depreciation	128.7	115.5	11.4%	71.5	57.1	59.3	-3.7%
Services and fees	54.2	45.6	18.9%	1.8	52.3	45.8	14.3%
Cost of fuel	74.3	85.2	-12.8%	-	74.3	85.2	-12.8%
Taxes	4.3	2.8	56.5%	0.5	3.9	2.9	33.3%
Office expenses	12.1	9.3	29.4%	1.0	11.1	9.5	16.4%
Provision for maintenance cost	2.6	2.1	19.4%	-	2.6	2.1	19.4%
Others	12.7	13.0	-2.4%	0.1	12.6	13.0	-3.0%

Selling, General and Administrative Expenses (in US$ million)

	9M24 as reported	9M23 as reported	% Var as reported	IAS 29	9M24 ex IAS 29	9M23 ex IAS 29	% Var ex IAS 29
SG&A	140.2	121.3	15.6%	7.5	132.7	122.2	8.6%
Taxes	42.6	38.9	9.4%	4.1	38.5	39.6	-2.7%
Salaries and social security contributions	33.4	28.6	16.9%	1.6	31.8	18.3	73.3%
Services and fees	33.1	30.4	9.0%	0.2	32.9	30.5	8.0%
Office expenses	6.1	4.5	37.1%	0.5	5.7	4.6	24.7%
Amortization and depreciation	5.4	4.8	12.4%	0.7	4.7	15.1	-69.0%
Maintenance expenses	2.1	1.7	22.1%	0.1	2.0	1.7	15.5%
Advertising	4.3	1.4	212.2%	0.1	4.1	1.4	196.6%
Insurances	1.9	2.1	-8.3%	0.0	1.9	2.1	-10.0%
Bad debts recovery	-3.1	-2.7	12.3%	0.2	-3.2	-2.9	12.8%
Bad debts	6.4	5.2	22.9%	0.1	6.3	5.2	20.4%
Others	8.0	6.5	23.1%	0.0	8.0	6.5	23.1%

Expenses by Segment (in US$ million)

Country	9M24 as reported	9M23 as reported	% Var as reported	IAS 29	9M24 ex IAS 29	9M23 ex IAS 29	% Var ex IAS 29
Argentina	618.0	525.3	17.7%	120.0	498.0	482.2	3.3%
Italy	75.0	74.8	0.3%	-	75.0	74.8	0.3%
Brazil	62.5	65.4	-4.4%	-	62.5	65.4	-4.4%
Uruguay	96.6	80.7	19.7%	-	96.6	80.7	19.7%
Armenia	124.0	129.1	-4.0%	-	124.0	129.1	-4.0%
Ecuador	61.1	56.3	8.6%	-	61.1	56.3	8.6%
Unallocated	19.1	17.9	6.6%	-	19.1	17.9	6.6%
Total consolidated expenses (1) (2)	1,056.3	949.5	11.3%	120.0	936.4	906.4	3.3%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL using the equity method

Adjusted EBITDA by Segment (in US$ million)

	9M24 as reported	9M23 as reported	% Var as reported	IAS 29	9M24 ex IAS 29	9M23 ex IAS 29	% Var ex IAS 29
Argentina	255.6	267.1	-4.3%	36.4	219.2	279.9	-21.7%
Italy	33.6	31.7	6.0%	-	33.6	31.7	6.0%
Brazil	33.9	28.5	18.8%	-	33.9	28.5	18.8%
Uruguay	49.2	38.2	28.5%	-	49.2	38.2	28.5%
Armenia	77.4	76.4	1.3%	-	77.4	76.4	1.3%
Ecuador	24.5	24.9	-1.5%	-	24.5	24.9	-1.5%
Unallocated	-4.8	-2.7	78.0%	-	-4.8	-2.7	78.0%
Total segment EBITDA	469.3	464.1	1.1%	36.4	432.9	477.0	-9.2%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	9M24 as reported	9M23 as reported	% Var as reported	IAS 29	9M24 ex IAS 29	9M23 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	260.9	157.1	66.1%	74.8	186.1	92.4	101.3%
Financial Income	-55.1	-55.6	-1.0%	167.1	-222.2	-123.5	79.8%
Financial Loss	-153.1	154.9	-198.8%	-581.7	428.6	635.6	-32.6%
Inflation adjustment	20.9	33.0	-36.7%	25.1	-4.3	0.3	-1,604.0%
Income Tax Expense	261.6	54.5	380.0%	278.8	-17.2	-202.4	-91.5%
Amortization and Depreciation	134.0	120.2	11.5%	72.2	61.8	74.5	-17.0%
Adjusted EBITDA	469.3	464.1	1.1%	36.4	432.9	476.9	-9.2%
Adjusted EBITDA Margin	34.3%	36.4%	-219	-	33.6%	37.0%	-338
Adjusted EBITDA excluding Construction Service	467.4	462.2	1.1%	36.4	431.0	474.9	-9.2%
Adjusted EBITDA Margin excluding Construction Service	38.5%	40.7%	-215	-	37.8%	41.5%	-363

Financial Income / Loss (in US$ million)

	9M24 as reported	9M23 as reported	% Var as reported	IAS 29	9M24 ex IAS 29	9M23 ex IAS 29	% Var ex IAS 29
Financial Income	55.1	55.6	-1.0%	-167.1	222.2	123.5	79.8%
Interest income	44.8	48.1	-6.9%	3.6	41.2	49.0	-15.8%
Foreign exchange income	0.9	1.4	-35.5%	-170.5	171.4	68.5	150.1%
Other	9.3	6.1	54.1%	-0.2	9.5	6.1	57.2%
Inflation adjustment	-20.9	-33.0	-36.7%	-25.1	4.3	-0.3	-1,604.0%
Inflation adjustment	-20.9	-33.0	-36.7%	-25.1	4.3	-0.3	-1,604.0%
Financial Loss	153.1	-154.9	-198.8%	581.7	-428.6	-635.6	-32.6%
Interest Expenses	-81.1	-80.4	0.9%	-4.5	-76.6	-80.6	-5.0%
Foreign exchange transaction expenses	307.4	8.0	3,740.0%	586.2	-278.9	-472.5	-41.0%
Changes in liability for concessions	-66.4	-75.9	-12.5%	-	-66.4	-75.9	-12.5%
Other financial loss	-6.8	-6.7	2.1%	0	-6.8	-6.6	2.4%
Financial Loss, Net	187.3	-132.3	-241.6%	389.5	-202.2	-512.3	-60.5%

See “Use of Non-IFRS Financial Measures” on page 22.

% Ownership by Concession

Aeropuertos Argentina 2000	Argentina	82.7%
Neuquén	Argentina	75.5%
Bahía Blanca	Argentina	82.6%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	3Q24	3Q23	% Var.	9M24	9M23	% Var.
Argentina
Total Revenue	238.6	246.3	-3.1%	777.2	709.6	9.5%
Total Revenue Excluding IFRIC12(1)	198.9	212.3	-6.3%	658.8	602.4	9.4%
Operating Income	32.3	65.3	-50.6%	175.8	199.2	-11.7%
Net Income	12.3	32.7	-62.3%	260.0	145.3	79.0%
Adjusted Segment EBITDA	60.2	88.7	-32.1%	255.6	267.1	-4.3%
Adjusted Segment EBITDA Mg	25.2%	36.0%	-1078	32.9%	37.6%	-476
Adjusted EBITDA Margin excluding IFRIC	30.2%	41.8%	-1153	38.8%	44.3%	-556
Italy
Total Revenue	42.2	43.2	-2.4%	100.1	98.0	2.1%
Total Revenue Excluding IFRIC12(1)	38.1	41.1	-7.1%	93.6	90.5	3.4%
Operating Income	13.9	16.8	-17.4%	25.3	23.7	6.8%
Net Income	7.9	10.2	-22.5%	13.8	12.3	12.2%
Adjusted Segment EBITDA	16.6	19.5	-14.9%	33.6	31.7	6.0%
Adjusted Segment EBITDA Mg	39.4%	45.2%	-578	33.6%	32.3%	122
Adjusted EBITDA Margin excluding IFRIC	41.6%	48.0%	-644	34.3%	33.1%	114
Brazil
Total Revenue	27.3	29.1	-6.2%	83.0	81.0	2.4%
Total Revenue Excluding IFRIC12(1)	27.1	29.1	-6.8%	82.3	81.0	1.5%
Operating Income	9.9	5.9	0.7	25.4	19.6	0.3
Net Income	-46.7	-17.3	1.7	-83.1	-65.2	0.3
Adjusted Segment EBITDA	12.7	9.1	0.4	33.9	28.5	0.2
Adjusted Segment EBITDA Mg	46.5%	30.9%	1,551	40.9%	35.2%	566
Adjusted EBITDA Margin excluding IFRIC	46.8%	30.9%	1,581	41.2%	35.2%	600
Uruguay
Total Revenue	47.1	40.2	17.0%	140.5	114.3	23.0%
Total Revenue Excluding IFRIC12(1)	35.3	30.1	17.2%	113.8	93.8	21.3%
Operating Income	12.8	10.6	20.6%	41.7	31.9	30.8%
Net Income	11.6	9.7	19.6%	38.6	30.0	28.8%
Adjusted Segment EBITDA	15.0	12.6	19.1%	49.2	38.2	28.5%
Adjusted Segment EBITDA Mg	31.9%	31.4%	54	35.0%	33.5%	152
Adjusted EBITDA Margin excluding IFRIC	42.6%	41.9%	66	43.2%	40.8%	243

	3Q24	3Q23	% Var.	9M24	9M23	% Var.
Ecuador
Total Revenue	29.0	28.2	2.9%	82.7	78.5	5.4%
Total Revenue Excluding IFRIC12(1)	29.0	28.1	2.9%	82.7	78.5	5.3%
Operating Income	7.0	7.4	-5.2%	19.2	19.9	-3.7%
Net Income	6.7	6.8	-1.7%	17.8	18.1	-1.5%
Adjusted Segment EBITDA	8.8	9.1	-3.5%	24.5	24.9	-1.5%
Adjusted Segment EBITDA Mg	30.3%	32.3%	-201	29.6%	31.7%	-208
Adjusted EBITDA Margin excluding IFRIC	30.3%	32.4%	-202	29.6%	31.7%	-206
Armenia
Total Revenue	77.5	82.1	-5.6%	185.3	191.5	-3.2%
Total Revenue Excluding IFRIC12(1)	76.2	81.4	-6.4%	181.1	189.2	-4.3%
Operating Income	28.5	29.8	-4.3%	61.5	61.6	-0.2%
Net Income	24.0	24.2	-0.8%	47.9	48.1	-0.4%
Adjusted Segment EBITDA	34.0	34.8	-2.3%	77.4	76.4	1.3%
Adjusted Segment EBITDA Mg	43.9%	42.4%	147	41.8%	39.9%	185
Adjusted EBITDA Margin excluding IFRIC	44.6%	42.7%	185	42.7%	40.3%	231
Unallocated
Total revenue	0.2	0.4	-62.3%	1.1	0.8	34.4%
Operating Income	-3.4	-4.1	-17.8%	-12.9	-11.9	8.3%
Net Income	-15.3	-13.6	11.8%	-34.2	-31.5	8.4%
Adjusted segment EBITDA	-1.0	-1.0	-1.3%	-4.8	-2.7	78.0%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	#N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.
Argentina
Aeroparque	2,610	2,935	-11.1%	885	822	7.7%	231	279	-17.4%	3,725	4,035	-7.7%	340	279	21.6%	30,656	32,450	-5.5%
Bariloche	741	869	-14.8%	53	33	59.5%	0	0	-	794	903	-12.1%	-	-	-	5,430	6,203	-12.5%
Catamarca	20	22	-7.5%	-	-	-	2	2	3.7%	22	24	-6.5%	6	12	-50.4%	755	836	-9.7%
C. Rivadavia	138	149	-7.5%	-	-	-	0	2	-	138	151	-8.9%	132	128	3.1%	1,735	1,758	-1.3%
Córdoba	549	649	-15.4%	147	123	19.7%	2	13	-86.7%	698	785	-11.1%	238	218	9.2%	6,543	7,087	-7.7%
El Palomar	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,352	1,195	13.1%
Esquel	24	23	3.2%	-	-	-	-	-	-	24	23	3.2%	-	-	-	290	273	6.2%
Ezeiza	840	873	-3.7%	1,997	1,839	8.6%	71	79	-10.4%	2,909	2,791	4.2%	47,802	45,350	5.4%	19,243	18,526	3.9%
Formosa	25	28	-13.8%	-	-	-	0	-	-	25	28	-13.8%	18	6	180.5%	431	464	-7.1%
General Pico	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	380	263	44.5%
Iguazú	364	386	-5.7%	-	-	-	0	0	-	364	386	-5.8%	-	-	-	2,692	2,917	-7.7%
Jujuy	121	139	-13.4%	-	-	-	0	3	-	121	142	-15.0%	29	-	-	1,142	1,294	-11.7%
La Rioja	17	22	-22.6%	-	-	-	2	2	5.5%	19	24	-20.4%	7	18	-60.3%	582	638	-8.8%
Malargüe	-	0	-	-	-	-	-	0	-	-	0	-	-	-	-	577	496	16.3%
Mar del Plata	53	61	-13.5%	-	-	-	5	5	-2.7%	57	66	-12.7%	17	0	-	1,536	1,605	-4.3%
Mendoza	403	476	-15.3%	157	141	11.7%	1	11	-	561	628	-10.7%	130	104	25.6%	5,392	5,489	-1.8%
Paraná	11	14	-23.4%	-	-	-	-	-	-	11	14	-23.4%	-	-	-	838	1,121	-25.2%
Posadas	77	100	-23.1%	-	-	-	-	-	-	77	100	-23.1%	36	19	94.6%	938	1,162	-19.3%
Pto Madryn	53	53	0.3%	-	-	-	-	-	-	53	53	0.3%	6	5	22.9%	428	409	4.6%
Reconquista	-	2	-	-	-	-	-	-	-	-	2	-	-	-	-	754	956	-21.1%
Resistencia	50	65	-24.2%	-	-	-	0	2	-	50	67	-26.0%	68	26	156.8%	963	1,121	-14.1%
Río Cuarto	7	7	-4.8%	-	-	-	-	-	-	7	7	-4.8%	4	2	89.5%	257	182	41.2%
Río Gallegos	39	60	-35.6%	0	-	-	1	2	-48.3%	40	63	-36.1%	65	75	-12.9%	861	1,098	-21.6%
Río Grande	32	40	-19.5%	-	-	-	0	0	-	32	40	-19.4%	860	1,385	-37.9%	951	740	28.5%
Salta	325	384	-15.3%	12	2	407.1%	0	1	-	337	387	-12.8%	59	42	39.3%	4,241	4,085	3.8%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.
San Fernando	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	12,804	14,939	-14.3%
San Juan	45	61	-25.7%	-	-	-	-	-	-	45	61	-25.7%	-	-	-	564	677	-16.7%
San Luis	14	19	-24.6%	-	-	-	-	-	-	14	19	-24.6%	10	76	-86.7%	474	718	-34.0%
San Rafael	13	14	-5.6%	-	-	-	-	-	-	13	14	-5.6%	-	-	-	2,290	1,987	15.2%
Santa Rosa	11	13	-13.9%	-	-	-	-	-	-	11	13	-13.9%	4	-	-	520	756	-31.2%
Santiago del Estero	56	62	-10.0%	-	-	-	-	-	-	56	62	-10.0%	20	-	-	1,329	1,521	-12.6%
Tucumán	197	214	-8.0%	0	0	-	0	0	-	197	215	-8.1%	76	2	4074.1%	1,898	2,027	-6.4%
Viedma	10	7	31.2%	-	-	-	0	3	-	10	10	-3.9%	-	-	-	204	248	-17.7%
Villa Mercedes	0	-	-	-	-	-	-	-	-	0	-	-	-	-	-	275	693	-60.3%
Termas de Río Hondo	3	-	-	0	-	-	-	-	-	4	-	-	-	-	-	120	14	757.1%
Bahía Blanca	57	69	-17.3%	-	-	-	3	4	-28.2%	60	74	-17.9%	43	37	13.8%	941	974	-3.4%
Neuquén	284	287	-0.9%	0	0	-	6	5	18.2%	290	292	-0.6%	84	93	-10.1%	3,196	2,971	7.6%
Total Argentina	7,187	8,104	-11.3%	3,253	2,961	9.9%	324	414	-21.9%	10,764	11,478	-6.2%	50,052	47,879	4.5%	113,582	119,893	-5.3%
Italy
Pisa	402	381	5.5%	1,466	1,384	5.9%	2	2	15.2%	1,869	1,766	5.8%	3,053	2,721	12.2%	14,008	13,590	3.1%
Florence	159	162	-1.6%	896	831	7.8%	0	0	-	1,055	993	6.3%	19	23	-16.3%	11,783	11,820	-0.3%
Total Italy	561	542	3.4%	2,362	2,215	6.6%	2	2	15.5%	2,924	2,759	6.0%	3,072	2,744	12.0%	25,791	25,410	1.5%

Brazil
Natal(1)	-	507	-	-	25	-	-	7	-	-	539	-	-	1,552	-	-	4,316	-
Brasilia	2,269	2,348	-3.4%	204	150	36.0%	1,624	1,361	19.3%	4,097	3,860	6.2%	16,462	15,344	7.3%	37,505	35,434	5.8%
Total Brazil	2,269	2,855	-20.5%	204	175	16.5%	1,624	1,368	18.7%	4,097	4,398	-6.8%	16,462	16,897	-2.6%	37,505	39,750	-5.6%

Uruguay
Carrasco	0	0	-	533	457	16.5%	12	10	18.7%	545	468	16.5%	7,796	7,393	5.5%	5,715	4,996	14.4%
Punta del Este	0	0	-	16	21	-24.2%	-	-	-	16	21	-24.4%	-	-	-	1,277	1,590	-19.7%
Total Uruguay	0	0	-	549	478	14.7%	12	10	18.7%	561	489	14.8%	7,796	7,393	5.5%	6,992	6,586	6.2%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.	3Q24	3Q23	% Var.
Ecuador
Guayaquil	476	518	-8.2%	607	590	2.8%	24	22	10.2%	1,107	1,131	-2.1%	7,480	6,931	7.9%	17,985	18,114	-0.7%
Galápagos	135	158	-14.5%	-	-	-	-	-	-	135	158	-14.5%	1,207	1,467	-17.7%	1,531	1,897	-19.3%
Total Ecuador	611	676	-9.7%	607	590	2.8%	24	22	10.2%	1,242	1,288	-3.6%	8,687	8,397	3.4%	19,516	20,011	-2.5%

Armenia
Zvartnots	-	-	-	1,715	1,762	-2.7%	-	-	-	1,715	1,762	-2.7%	10,727	9,373	14.4%	11,889	13,416	-11.4%
Shirak	-	-	-	33	26	27.6%	-	-	-	33	26	27.6%	-	-	-	221	157	40.8%
Total Armenia	-	-	-	1,748	1,788	-2.3%	-	-	-	1,748	1,788	-2.3%	10,727	9,373	14.4%	12,110	13,573	-10.8%
Total CAAP	10,628	12,177	-12.7%	8,723	8,208	6%	1,985	1,816	9%	21,336	22,201	-3.9%	96,797	92,683	4%	215,496	225,223	-4%

1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2024 vs. 2023)

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.
Argentina
Aeroparque	7,522	8,465	-11.1%	2,493	2,310	7.9%	721	745	-3.1%	10,736	11,520	-6.8%	805	1,011	-20.4%	88,972	94,345	-5.7%
Bariloche	1,710	1,902	-10.1%	72	50	45.4%	5	3	66.8%	1,788	1,955	-8.6%	-	-	-	12,857	14,267	-9.9%
Catamarca	55	57	-4.3%	-	-	-	5	5	7.3%	60	62	-3.4%	35	40	-12.7%	1,957	2,139	-8.5%
C. Rivadavia	384	415	-7.5%	-	0	-	3	6	-49.8%	388	422	-8.1%	413	338	22.2%	4,971	5,280	-5.9%
Córdoba	1,638	1,775	-7.7%	451	375	20.2%	3	23	-88.7%	2,091	2,173	-3.8%	673	917	-26.7%	19,429	20,514	-5.3%
El Palomar	-	0	-	-	-	-	-	-	-	-	0	-	-	-	-	3,858	3,105	24.3%
Esquel	64	63	0.9%	-	0	-	0	0	-	64	63	0.9%	-	-	-	1,370	875	56.6%
Ezeiza	2,142	2,221	-3.6%	6,051	5,417	11.7%	194	198	-1.9%	8,387	7,836	7.0%	138,299	132,029	4.7%	55,838	52,744	5.9%
Formosa	76	77	-0.8%	-	0	-	0	-	-	76	77	-0.8%	54	29	84.7%	1,152	1,257	-8.4%
General Pico	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	947	628	50.8%
Iguazú	1,039	1,142	-9.1%	0	0	-	0	1	-	1,039	1,144	-9.1%	-	-	-	7,852	8,583	-8.5%
Jujuy	386	433	-10.8%	-	0	-	2	6	-74.3%	388	439	-11.7%	160	29	452.4%	3,433	3,992	-14.0%
La Rioja	52	61	-14.7%	-	-	-	6	6	7.5%	58	67	-12.7%	46	40	16.2%	1,430	1,737	-17.7%
Malargüe	-	0	-	-	-	-	-	0	-	-	1	-	-	-	-	941	825	14.1%
Mar del Plata	223	223	0.0%	-	0	-	9	9	-3.3%	232	233	-0.2%	61	1	-	5,781	5,559	4.0%
Mendoza	1,196	1,367	-12.5%	438	373	17.2%	13	20	-31.9%	1,647	1,760	-6.4%	363	339	7.0%	15,442	16,006	-3.5%
Paraná	29	38	-23.3%	-	0	-	-	0	-	29	38	-24.0%	-	-	-	2,452	2,961	-17.2%
Posadas	245	308	-20.5%	-	0	-	-	0	-	245	308	-20.5%	88	62	41.2%	2,833	3,482	-18.6%
Pto Madryn	93	141	-33.6%	-	-	-	-	0	-	93	141	-33.7%	10	22	-54.8%	766	1,139	-32.7%
Reconquista	1	3	-62.7%	-	-	-	-	-	-	1	3	-62.7%	-	-	-	2,363	2,348	0.6%
Resistencia	146	136	7.3%	-	0	-	3	3	-5.8%	149	139	7.0%	148	80	84.3%	2,804	2,244	25.0%
Río Cuarto	17	22	-19.1%	-	-	-	-	0	-	17	22	-19.1%	6	5	17.0%	592	581	1.9%
Río Gallegos	131	175	-25.1%	0	0	-	5	7	-27.5%	137	182	-25.1%	195	201	-3.2%	2,767	3,600	-23.1%
Río Grande	103	112	-7.6%	-	0	-	1	1	-	104	113	-8.1%	1,966	2,212	-11.1%	2,396	1,993	20.2%
Salta	916	1,099	-16.6%	34	7	390.7%	0	3	-	951	1,109	-14.2%	191	164	16.6%	12,416	11,941	4.0%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.
San Fernando	1	4	-	-	7	-	-	-	-	1	11	-	-	-	-	38,678	45,330	-14.7%
San Juan	130	161	-19.2%	-	0	-	-	0	-	130	161	-19.3%	-	-	-	1,646	2,014	-18.3%
San Luis	43	52	-17.5%	-	0	-	-	-	-	43	52	-17.5%	111	262	-57.5%	1,218	2,226	-45.3%
San Rafael	36	32	13.0%	-	-	-	-	-	-	36	32	13.0%	-	-	-	6,704	4,165	61.0%
Santa Rosa	32	39	-17.7%	-	-	-	0	0	-	32	39	-17.7%	5	-	-	1,710	2,403	-28.8%
Santiago del Estero	164	179	-8.2%	-	0	-	-	0	-	164	179	-8.3%	73	35	108.0%	3,573	3,743	-4.5%
Tucumán	544	633	-14.1%	0	0	-	0	1	-	544	634	-14.2%	79	342	-77.0%	5,187	5,985	-13.3%
Viedma	25	26	-4.6%	-	-	-	2	5	-71.4%	27	32	-15.9%	-	-	-	598	838	-28.6%
Villa Mercedes	0	0	-	-	-	-	-	-	-	0	0	-	-	-	-	1,121	1,726	-35.1%
Termas de Río Hondo	8	11	-30.1%	0	0	-	0	0	-	8	11	-27.1%	5	-	-	300	329	-8.8%
Bahía Blanca	172	197	-12.8%	-	-	-	9	12	-25.5%	181	209	-13.5%	111	142	-22.3%	2,816	2,940	-4.2%
Neuquén	786	831	-5.4%	0	0	-	13	13	6.3%	800	844	-5.3%	252	264	-4.5%	9,035	9,190	-1.7%
Total Argentina	20,110	22,400	-10.2%	9,540	8,540	11.7%	996	1,069	-6.8%	30,645	32,010	-4.3%	144,149	138,565	4.0%	328,205	343,034	-4.3%

Italy
Pisa	1,000	1,019	-1.8%	3,339	3,002	11.2%	4	4	-5.6%	4,343	4,025	7.9%	9,378	9,373	0.0%	32,922	31,191	5.5%
Florence	398	322	23.7%	2,305	2,022	14.0%	0	0	-	2,703	2,344	15.3%	54	106	-49.3%	31,091	29,261	6.3%
Total Italy	1,399	1,340	4.3%	5,644	5,024	12.3%	4	4	-5.7%	7,046	6,368	10.6%	9,431	9,479	-0.5%	64,013	60,452	5.9%

Brazil
Natal(1)	350	1,605	-78.2%	16	64	-74.6%	2	12	-86.3%	368	1,681	-78.1%	898	5,364	-83.3%	3,076	13,298	-76.9%
Brasilia	6,335	6,541	-3.1%	523	408	28.3%	4,283	4,139	3.5%	11,142	11,089	0.5%	46,462	43,067	7.9%	104,286	106,106	-1.7%
Total Brazil	6,686	8,146	-17.9%	540	472	14.3%	4,285	4,152	3.2%	11,510	12,770	-9.9%	47,360	48,430	-2.2%	107,362	119,404	-10.1%

Uruguay
Carrasco	0	2	-	1,546	1,305	18.5%	38	16	131.7%	1,584	1,322	19.8%	23,010	23,343	-1.4%	16,613	15,130	9.8%
Punta del Este	0	0	-	97	96	1.6%	-	-	-	97	96	1.5%	-	-	-	6,946	8,013	-13.3%
Total Uruguay	1	2	-	1,643	1,400	17.3%	38	16	131.7%	1,681	1,418	18.5%	23,010	23,343	-1.4%	23,559	23,143	1.8%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.
Ecuador
Guayaquil	1,370	1,519	-9.8%	1,693	1,649	2.7%	62	57	9.8%	3,126	3,225	-3.1%	23,830	20,051	18.8%	52,388	54,322	-3.6%
Galápagos	400	448	-10.7%	-	-	-	-	-	-	400	448	-10.7%	3,951	4,280	-7.7%	4,532	5,366	-15.5%
Total Ecuador	1,770	1,968	-10.0%	1,693	1,649	2.7%	62	57	9.8%	3,526	3,673	-4.0%	27,781	24,331	14.2%	56,920	59,688	-4.6%

Armenia
Zvartnots	-	-	-	4,023	4,121	-2.4%	-	-	-	4,023	4,121	-2.4%	28,070	24,475	14.7%	29,539	33,827	-12.7%
Shirak	-	-	-	81	66	22.9%	-	-	-	81	66	22.9%	-	-	-	531	393	35.1%
Total Armenia	-	-	-	4,104	4,187	-2.0%	-	-	-	4,104	4,187	-2.0%	28,070	24,475	14.7%	30,070	34,220	-12.1%
Total CAAP	29,965	33,856	-11%	23,164	21,273	9%	5,384	5,298	2%	58,513	60,426	-3%	279,801	268,623	4%	610,129	639,941	-5%

(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Income Statement (in US$ thousands)

	3Q24	3Q23	% Var.	9M24	9M23	% Var.
Continuing operations
Revenue	461,809	469,543	-1.6%	1,369,855	1,273,771	7.5%
Cost of services	-319,845	-294,561	8.6%	-910,519	-819,021	11.2%
Gross profit	141,964	174,982	-18.9%	459,336	454,750	1.0%
Selling, general and administrative expenses	-47,111	-41,561	13.4%	-140,174	-121,256	15.6%
Impairment loss of non-financial assets			-		-47	-100.0%
Other operating income	7,702	5,650	36.3%	22,517	19,700	14.3%
Other operating expenses	-1,616	-7,414	-78.2%	-5,645	-9,145	-38.3%
Operating income	100,939	131,657	-23.3%	336,034	344,002	-2.3%
Share of loss in associates	-562	-1	56100.0%	-829	-90	821.1%
Income before financial results and income tax	100,377	131,656	-23.8%	335,205	343,912	-2.5%
Financial income	15,921	25,386	-37.3%	55,070	55,623	-1.0%
Financial loss	-31,849	-66,671	-52.2%	153,118	-154,908	-198.8%
Inflation adjustment	-3,152	-19,174	-83.6%	-20,878	-32,996	-36.7%
Income before income tax	81,297	71,197	14.2%	522,515	211,631	146.9%
Income tax	-80,636	-18,505	335.8%	-261,587	-54,500	380.0%
Income for the period	661	52,692	-98.7%	260,928	157,131	66.1%
Attributable to:
Owners of the parent	14,675	46,482	-68.4%	244,893	147,560	66.0%
Non-controlling interest	-14,014	6,210	-325.7%	16,035	9,571	67.5%

Balance Sheet (in US$ thousands)

	Sep 30, 2024	Dec 31, 2023
ASSETS
Non-current assets
Intangible assets, net	3,211,662	2,520,965
Property, plant and equipment, net	80,404	74,919
Right-of-use asset	11,039	10,493
Investments in associates	11,529	11,992
Other financial assets at fair value through profit or loss	2,671	5,979
Other financial assets at amortized cost	74,402	61,090
Derivative financial instruments	70	69
Deferred tax assets	13,331	62,712
Inventories	314	318
Other receivables	58,010	42,640
Trade receivables	206	889
Total non-current assets	3,463,638	2,792,066
Current assets
Inventories	9,963	16,148
Other financial assets at fair value through profit or loss	3,314	4,884
Other financial assets at amortized cost	90,745	83,142
Other receivables	68,277	145,549
Current tax assets	7,219	3,779
Trade receivables	161,331	126,560
Cash and cash equivalents	510,885	369,848
Total current assets	851,734	749,910
Total assets	4,315,372	3,541,976
EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,094)	(4,322)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(137,778)	(482,852)
Legal reserves	7,419	3,676
Other reserves	(1,314,929)	(1,313,888)
Retained earnings	680,730	438,775
Total attributable to owners of the parent	1,314,939	724,980
Non-controlling interests	163,207	78,929
Total equity	1,478,146	803,909
LIABILITIES
Non-current liabilities
Borrowings	1,044,862	1,133,549
Derivative financial instruments liabilities	2,682
Deferred tax liabilities	362,511	137,315
Other liabilities	754,102	768,364
Lease liabilities	8,210	10,294

	Sep 30, 2024	Dec 31, 2023
Trade payables	2,452	2,617
Total non-current liabilities	2,174,819	2,052,139
Current liabilities
Borrowings	183,105	199,688
Other liabilities	335,265	345,864
Lease liabilities	3,732	3,687
Current tax liabilities	12,934	23,921
Trade payables	127,371	112,768
Total current liabilities	662,407	685,928
Total liabilities	2,837,226	2,738,067
Total equity and liabilities	4,315,372	3,541,976

Statement of Cash Flow (in US$ thousands)

	Sep 30, 2024	Sep 30, 2023
Cash flows from operating activities
Income for the period from continuing operations	260,928	157,131
Adjustments for:
Amortization and depreciation	149,806	136,154
Deferred income tax	238,140	25,785
Current income tax	23,447	28,715
Share of loss in associates	829	90
Impairment loss of non-financial assets	-	47
Loss on disposals of property, plant and equipment	229	5
Gain on disposal of subsidiaries	(521)	-
Low value, short term and variable lease payments	(931)	(2,534)
Share based compensation expenses	873	742
Collection of government grants	-	383
Government grants	(79)	(3,726)
Interest expenses	81,087	80,399
Other financial results, net	(16,196)	(39,424)
Net foreign exchange	(308,300)	(9,439)
Other accruals	(3,260)	1,071
Inflation adjustment	(1,690)	36,993
Acquisition of intangible assets	(152,528)	(141,604)
Income tax paid	(32,002)	(21,510)
Income due to concession compensation (*)	90,609	-
Unpaid concession fees	46,045	44,910
Changes in liability for concessions	66,369	75,851
Changes in working capital	(73,045)	(48,570)
Net cash provided by operating activities	369,810	321,469
Cash flows from investing activities
Cash contribution in associates	(293)	(99)
Acquisition of other financial assets	(123,299)	(100,627)
Disposals of other financial assets	106,800	66,778
Acquisition of property, plant and equipment	(7,148)	(7,420)
Acquisition of intangible assets	(1,082)	(817)
Proceeds from property, plant and equipment	16	21
Net cash inflow on disposal of subsidiaries	(413)	-
Other	(466)	1,152
Net cash used in investing activities	(25,885)	(41,012)
Cash flows from financing activities
Loans obtained	141,733	91,438
Guarantee deposits	282	566
Principal elements of lease payments	(3,352)	(3,171)
Loans repaid	(234,153)	(143,528)
Interest paid	(67,026)	(72,236)
Debt renegotiation expenses	(2,236)	(165)
Dividends paid to non-controlling interests in subsidiaries	(14,942)	(13,728)
Net cash used in financing activities	(179,694)	(140,824)

Increase in cash and cash equivalents from continuing operations	164,231	139,633

Movements in cash and cash equivalents
At the beginning of the period	369,848	385,265
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(23,194)	(55,958)
Increase in cash and cash equivalents from continuing operations	164,231	139,633
At the end of the period	510,885	468,940